Exhibit 99.1 to Form 6-K

Table of contents

1.	Summary
2.	Risk factors
3.	Description of the Company
4.	Financial information and selected financial data
5.	Operating and financial review and capital resources
6.	Organisation, Board and management
7.	Share capital and shareholder matters
8.	Related party agreements
9.	Legal issues
10.	Definitions and glossary of terms

Appendices

1	Summary

The following information should be read in conjunction with, and is qualified in its entirety by, the appendices appearing elsewhere in this document and other public filings of the B + H Ocean Carriers Ltd. (the “Company”).

2	Risk factors

The risks discussed below are not the only risks that may affect the Company’s business or the value of the Company’s Shares. Additional risks not presently known to the Company or considered immaterial may also impair the Company’s business operations and prospects.

2.1	Industry Specific Risk Factors

2.1.1	The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may adversely affect its earnings

The international shipping industry is cyclical with attendant volatility in profitability, charter rates and vessel values. In the recent past, charter rates and vessel values reached historically high levels in the tanker and dry bulk markets. In the past several months, however, rates for dry bulk and liquid cargo vessels types have declined. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international shipping industry are also not predictable.

The degree of charter rate volatility among different types of carriers has varied greatly. The Company is exposed to changes in spot rates and such changes affect the Company’s earnings and the value of the Company’s carriers at any given time.

During 2004 the shipping industry was in a relatively unusual position. That is, each of its major sectors — dry cargo vessels, tankers and containerships — were prospering. This triggered an upsurge in newbuilding activity across each of these fleet sectors. In addition, newbuilding demand was and is also strong for Liquefied Natural Gas (LNG) carriers and other specialized ship categories. The significance of this is that the availability of uncommitted newbuilding berths for vessel delivery before the third and fourth quarter of 2008 is scarce. This has had a positive effect on the value of second hand vessels.

2.1.2
The international shipping industry reached a historic high in the recent past and future freight rates will depend on whether continued world economic growth will create tonnage demand sufficient to balance tonnage supply

In the fourth quarter of 2004, charter rates for both dry bulk and liquid cargo in the international shipping industry reached historic highs. In 2005, however, rates for dry bulk and liquid cargo vessels declined. The reasons for such decline can be attributed to an inventory correction in China, as well as seasonal weakness lasting longer than anticipated, the impact of Hurricane Katrina in addition to a large number of new ships being built and delivered.

The Company anticipates that the future demand and charter rates for its carriers will be dependent upon continued economic growth in China’s, India’s and the rest of the world’s economy, seasonal and regional changes in demand and changes in the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will be sufficient to match it. Adverse economic, political, social or other developments could have a material adverse effect on the Company’s business and results of operations.

The factors affecting the supply and demand for vessels are outside of the Company’s control, and the nature, timing and degree of changes in industry conditions are unpredictable. Factors that influence demand for vessel capacity include:

•	supply of and demand for liquid and dry bulk commodities;
•	global and regional economic conditions;
•	the distance and volumes of cargoes (ton miles) to be moved by sea; and
•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the capacity of shipyards and the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	the number of vessels that are out of service; and
•	changes in global economic activity and production of goods.

2.1.3	Operations outside the United States may increase the volatility of the Company’s business

The operations of the Company are conducted primarily outside the United States and therefore may be affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where its vessels operate and are registered. Future hostilities or other political instability in the regions in which the Company conducts its operations could affect the Company’s trade patterns and could adversely affect the Company’s business and results of operations. Although the substantial majority of the Company’s revenues and expenses have historically been denominated in United States dollars, there can be no assurance that the portion of the Company’s business conducted in other currencies will not increase in the future, which could expand the Company’s exposure to losses arising from currency fluctuations.

2.1.4	An economic slowdown in the Asia Pacific region could have a material adverse effect on its business, financial position and results of operations

A significant number of the port calls made by its vessels involve the loading or discharging of cargoes in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, India or Japan, may have an adverse effect on its business, financial position and results of operations, as well as its future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. The Company cannot provide assurance that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. The Company’s business, financial position and results of operations, as well as its future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

2.1.5	The Company is subject to regulation and liability under environmental laws that could require significant expenditures and affect its cash flows and net income

The Company’s operations are subject to extensive regulation in the form of local, national and foreign laws, as well as international treaties and conventions that can subject it to material liabilities for environmental events.

The operation of its vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in its fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator’s gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters.

The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct.

The U.S. has established strict deadlines for phasing-out single-hull oil tankers, and both the IMO and the European Union have proposed or established similar phase-out periods. Under OPA, all oil tankers that do not have double hulls will be phased out by 2015 and will not be permitted to come to United States ports or trade in United States waters. Should the Company not go through with its plans to convert its product tankers to double hull, these seven tankers, or 43% by DWT of the Company’s total fleet, will be prohibited from carrying crude oil, petroleum products and certain vegetable oils in U.S. waters from their respective 25th year anniversary date, i.e. between 2006 - 2011. The Company’s Panamax product tanker might however, due to its double sides, be able to trade to the U.S. without conversion to double hull until 2015, subject to approval by flag state and port authorities.

In December 2003, the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull and non-qualifying double sided tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment took effect in April 2005.

The Company expects that should it not go forward with its plans to convert its six single-hull tankers and its double sided tanker to double hull, these vessels will be unable to carry crude oil, petroleum products and certain vegetable oils in many markets commencing between 2007 and 2009. Moreover, the IMO or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of the Company’s tankers as well as its ability to generate income from them.

The Panama Canal Authority (PCA) recently issued an Advisory announcing that it may exercise its authority to deny the transit of a single-hull oil tanker which has been granted a Flag State exemption from the phase-out provisions of MARPOL (the International Convention for the Prevention of Pollution from Ships). If it does allow such transit, all additional costs or resources provided to minimize the risk of environmental damage will be charged to the vessel. The PCA will evaluate each ship on a case-by-case basis.

These requirements can affect the resale value or useful lives of its vessels. As a result of accidents such as the November 2002 oil spill relating to the loss of the M/T Prestige, a then 26-year old single-hull tanker (not owned by the Company), the Company believes that regulation of the tanker industry will continue to become more stringent and more expensive for the Company and its competitors. Substantial violations of applicable requirements or a catastrophic release from one of its vessels could have a material adverse impact on its financial condition and results of operations as well as its reputation in the crude oil and refined petroleum products sectors, and could therefore negatively impact its ability to obtain charters for its ships.

2.1.6	The Company’s vessels are subject to inspection by a classification society

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Company’s fleet is currently classed by the American Bureau of Shipping, Bureau Veritas and Det Norske Veritas. American Bureau of Shipping has awarded ISM certification to eight of its vessels and Lloyds Register EMEA to three of its vessels.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company’s vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel above fifteen years of age is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class or fails any Annual Survey, Intermediate Survey or Special Survey, the vessel will be unable to trade between ports and will be unemployable and the Company could be in violation of certain covenants in its loan agreements. This would negatively impact its revenues.

2.1.7	Maritime claimants could arrest its vessels, which could interrupt its cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of its vessels could interrupt its cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in its fleet for claims relating to another of its ships.

2.1.8	Governments could requisition the Company’s vessels during a period of war or emergency, resulting in loss of earnings

A government could requisition for title or seize the Company’s vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition its vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of the Company’s vessels may negatively impact its revenues.

2.1.9	The shipping business is subject to the effect of world events

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect the Company’s business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect its ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks, such as the attack on the vessel Limburg in October 2002, may in the future also negatively affect the Company’s operations and financial condition and directly impact the Company’s vessels or customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on its operating results, revenue and costs.

2.2	Company Specific Risk Factors

2.2.1	The Company’s business is dependent on the markets for product tankers and OBOs, which are cyclical

The Company’s fleet consists of seven product tankers and five OBOs. Thus, the Company is dependent upon the petroleum product, vegetable oil, chemical and the dry bulk markets as its primary sources of revenue. These markets and the industries that affect them have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, steel and iron ore, coal, vegetable oil and chemicals, in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results. The profitability of these vessels and their asset value varies with the changes in the supply of and demand for such vessels.

The factors affecting such supply and demand are described in more detail under “Industry Specific Risk Factors” above.

2.2.2	Single hull and double sided vessels are being phased out

The Company’s seven product tankers, or 43% by DWT of its total fleet, are single hull or double sided vessels. Under the United States Oil Pollution Act of 1990, all oil tankers that do not have double hulls will be phased out over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls, and will not be permitted to come to United States ports or trade in United States waters. The European Union has required the phase out of single hull vessels carrying “heavy oil” and as a result its single hull vessels are prohibited from carrying such product to European Union ports. In addition, due to regulations adopted by the International Maritime Organization (“IMO”) under Annex I (oil) of MARPOL (the International Convention for the Prevention of Pollution from Ships), single hull tankers must be phased out over the course of the period between 2005 and 2010. As a result of the MARPOL regulations, the Company expects that its seven product tankers will be unable to carry crude oil and petroleum products in many markets commencing between 2007 and 2009. Unless these vessels are converted to double hull vessels, they will no longer be marketable to charterers after such time and will be required to be scrapped. There is no assurance that the Company will be able to convert these vessels prior to the phase out time, and the cost of conversion could potentially impose a financial burden upon the Company.

2.2.3	The Company’s fleet consists of second-hand vessels

The Company’s fleet includes seven product tankers, six of which are older than 20 years of age and approaching the end of their useful life as product tankers with their current single hull or double sided hull configuration. The Company’s OBO fleet includes five OBOs built 1986, 1992, 1993, 1994 and 1994, respectively. All of the vessels were acquired second-hand. The Company intends to purchase additional second-hand vessels. In general, expenditures necessary for maintaining a vessel in good operating condition increase with the age of the vessel.

Moreover, second-hand vessels typically carry very limited warranties with respect to their condition at time of purchase, as compared to warranties available for newbuildings. Because of improvements in engine technology, older vessels are typically less fuel efficient than newer vessels. Changes in governmental regulations, safety or other equipment standards may require expenditures for alterations to existing equipment or the addition of new equipment to the vessels and restrict the cargoes that the vessels may transport. There can be no assurance that market conditions will justify such expenditures or enable the Company to generate sufficient income or cash flow to allow it to meet its debt obligations.

2.2.4	The Company is subject to financial risks related to the purchase of additional vessels

The Company’s current business strategy includes the acquisition of newer, high-quality secondhand vessels. Such vessels will likely be purchased at what are now historically high vessel prices. If charter rates fall in the future, the Company may not be able to recover all of its investments in the new ships or even satisfy its payment obligations on its debt facilities that may be increased to finance the purchase of such new vessels. There can also be no assurance that such acquisitions will be available on terms favorable to the Company or that, if acquired, such second-hand vessels will have sufficient useful lives or carry adequate warranties.

2.2.5	The Company may be subject to loss and liability for which it may not be fully insured

The operation of any ocean-going vessel carries an inherent risk, without regard to fault, of catastrophic marine disaster, mechanical failure, collision and property losses to the vessel. Also, the business of the Company is affected by the risk of environmental accidents, the risk of cargo loss or damage, the risk of business interruption because of political action in foreign countries, labor strikes and adverse weather conditions, all of which could result in loss of revenues, increased costs or loss of reputation.

The Company maintains, and intends to continue to maintain, insurance consistent with industry standards against these risks. The Company procures hull and machinery insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for its fleet. The Company does not maintain insurance against loss of hire for its product tankers, which covers business interruptions that result in the loss of use of a vessel. There can be no assurance that all risks will be adequately insured against, that any particular claim will be paid out of such insurance or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against the Company or the loss of income resulting from a vessel being removed from operations. The Company’s insurance policies contain deductibles for which the Company will be responsible and limitations and exclusions which may increase its costs or lower its revenue.

The Company places a portion of its Hull and Machinery insurance with Northampton Assurance Ltd (“NAL”), an affiliated insurance company, the great majority of which NAL reinsures with market underwriters. Although the reinsurers are investment grade insurance companies, it is possible that they might default in the settlement of a claim. Although the Company believes that NAL is adequately capitalized, in the event the reinsurers default, NAL, as primary insurer, may be unable in turn to settle the Company’s claim.

Moreover, even if insurance proceeds are paid to the Company to cover the financial losses incurred following the occurrence of one of these events, there can be no assurance that the Company’s business reputation, and therefore its ability to obtain future charters, will not be materially adversely affected by such event. Such an impact on the Company’s business reputation could have a material adverse effect on the Company’s business and results of operations. The Company may not be able to obtain adequate insurance coverage for its fleet in the future. The insurers may not pay particular claims.

2.2.6	Risks involved with operating ocean-going vessels could affect the Company’s business and reputation, which would adversely affect its revenues and stock price

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	marine disaster;
•	piracy;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase the Company’s costs or lower its revenues.

The involvement of its vessels in an oil spill or other environmental disaster may harm its reputation as a safe and reliable vessel operator and lead to a loss of customers and revenue.

2.2.7	The Company may suffer adverse consequences from the fluctuation in the market value of its vessels

The fair market value of its vessels may increase and decrease significantly depending on a number of factors including:
•	supply and demand for cargoes, including crude oil, petroleum products, vegetable oil, ores, coal and grain;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	other modes of transportation;
•	cost of building new vessels;
•	governmental or other regulations;
•	prevailing level of charter rates; and
•	technological advances.

If the Company sells vessels at a time when vessel prices have fallen and before the Company has recorded an impairment adjustment, based on its test for impairment, to its financial statements, the sale may be at less than the vessel’s carrying amount on its financial statements, resulting in a loss and a reduction in earnings.

In addition, the Company’s mortgage indebtedness at December 31, 2004 of $29.3 million is secured by mortgages on the existing fleet of vessels of the Company and its subsidiaries. If the market value of its fleet declines, the Company may not be in compliance with certain provisions of its existing credit facilities and the Company may not be able to refinance its debt or obtain additional financing. If the Company is unable to pledge additional collateral, its lenders could accelerate its debt and foreclose on its fleet.

2.2.8	The Company’s vessels may suffer damage and the Company may face unexpected drydocking costs, which could affect its cash flow and financial condition

If the Company’s vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The Company may have to pay drydocking costs that its insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease its earnings.

2.2.9	Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect its earnings

The Company’s inspection of secondhand vessels prior to purchase does not provide it with the same knowledge about their condition and cost of required (or anticipated) repairs that the Company would have had if these vessels had been built for and operated exclusively by us. Generally, the Company does not receive the benefit of warranties on secondhand vessels.

As of March 1, 2006, the average age of the vessels in its fleet was 18 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to its vessels and may restrict the type of activities in which the vessels may engage. The Company cannot assure that, as its vessels age, market conditions will justify those expenditures or enable us to operate its vessels profitably during the remainder of their useful lives. If the Company sell vessels, the Company is not certain that the price for which the Company sells them will equal at least their carrying amount at that time.

The Company is an international company and primarily conducts its operations outside the United States. Changing economic, political and governmental conditions in the countries where the Company is engaged in business or where its vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and its vessels may face higher risks of being attacked in the Middle East region. In addition, future hostilities or other political instability in regions where its vessels trade could affect its trade patterns and adversely affect its operations and performance.

2.2.10	The market for product tanker and OBO charters is highly competitive

The ownership of the world’s product tanker fleet is fragmented. Competition in the industry among vessels accepted by major oil companies is primarily based on freight rates, but also vessel specification, reputation, ownership and age.

There are approximately 1,100 crude oil and product tankers worldwide of between 25,000 and 50,000 DWT. Many product tankers are owned in groups or pools comprising up to about 25 vessels. The OBO industry is also fragmented and competition is also primarily based on freight rates, but also vessel specification, reputation, ownership and age. There are approximately 78 OBOs worldwide of between 50,000 and 100,000 DWT. In this size range, the largest ownership group has nine vessels. Otherwise vessels are owned in groups of four vessels or less.

The Company competes principally with other vessel owners in the global tanker and dry bulk charter market, in which shipbrokers represent both charterers and ship owners. Charterparties are quoted on either an open or private basis. Requests for quotations on an open charter are usually made by major oil companies on a general basis to a large number of vessel operators.

Competition for open charters can be intense and involves vessels owned by operators such as other major oil companies, oil traders and independent ship owners. Requests for quotations on a private basis are made to a limited number of vessel operators and are greatly influenced by prior customer relationships. The Company bids for both open and private charters.

Competition generally intensifies during times of low market activity when several vessels may bid to transport the same cargo. Many of the Company’s competitors have greater financial strength and capital resources, as well as younger vessels.

2.2.11	The Company may be dependent on the spot market for charters

As of January 31, 2006, all the Company’s vessels were operated on time charters. Seven terminate during 2006, one terminates in 2008, one terminates in 2009 and three continue into 2010. Upon termination of the time charters, it is likely that the fleet will operate under a mix of time- and voyage charters. The spot charter market is highly competitive and spot charter rates are subject to greater fluctuation than time charter rates. There can be no assurance that the Company will be successful in keeping its vessels fully employed in the spot market or that future spot charter rates will be sufficient to enable the Company’s vessels to be operated profitably.

2.2.12	The Company is dependent upon certain significant customers

In 2005, revenues of $23.9 million from TTMI Sarl represented 32.3% of total revenues, revenues of $13.5 million from FR8 Singapore Pte. Ltd. represented 18.2% of total revenues and revenues of $9.8 million Swissmarine Services SA represented 13.3% of total revenues. During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively.

2.2.13	The Company will depend entirely on B+H Management Ltd. (“BHM”) to manage and charter its fleet

The Company subcontracts the commercial and most of the technical management of its fleet, including crewing, maintenance and repair to BHM, an affiliated company with which the Company is under common control. The loss of BHM’s services or its failure to perform its obligations to us could materially and adversely affect the results of its operations. Although the Company may have rights against BHM if it defaults on its obligations to the Company, holders of Shares will have no recourse against BHM. Further, the Company expects that it will need to seek approval from lenders to change its manager.

2.2.14	BHM is a privately held company and there is little or no publicly available information about it

The ability of BHM to continue providing services for its benefit will depend in part on its own financial strength. Circumstances beyond its control could impair BHM’s financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless BHM began to default on its obligations. As a result, an investor in its shares might have little advance warning of problems affecting BHM, even though these problems could have a material adverse effect on the Company.

2.2.15	The Company’s Chairman and Chief Executive Officer has affiliations with BHM which could create conflicts of interest

The Company’s majority shareholders, which are affiliated with Mr. Michael S. Hudner, own 48% of the Company and also own BHM. Mr. Hudner is also BHM’s Chairman and Chief Executive Officer. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and BHM, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in its fleet versus vessels managed by other companies affiliated with BHM and Mr. Hudner. In particular, BHM may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Hudner and members of his family may receive greater economic benefits.

2.2.16	If the Company fails to manage its planned growth properly, the Company may not be able to successfully expand its market share

The Company intends to increase substantially the size of its fleet via acquisitions. This will impose significant additional responsibilities on its management and staff, and the management and staff of BHM, and may necessitate that the Company, and they, increase the number of personnel. BHM may have to increase its customer base to provide continued employment for the vessels to be acquired.

The Company’s growth will depend on:

•	locating and acquiring suitable vessels;
•	identifying and consummating acquisitions or joint ventures;
•	integrating any acquired business successfully with its existing operations;
•	enhancing its customer base;
•	managing its expansion; and
•	Obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The Company cannot give any assurance that the Company will be successful in executing its growth plans or that the Company will not incur significant expenses and losses in connection therewith.

2.2.17	There is no assurance that the Company will be able to pay dividends

The Company has a policy of investment for future growth and does not anticipate paying cash dividends on the common stock in the foreseeable future. Declaration and payment of any dividend is subject to the discretion of its Board of Directors. The timing and amount of dividend payments will be dependent upon its earnings, financial condition, cash requirements and availability, fleet renewal and expansion, the provisions of Liberia law affecting the payment of distributions to shareholders and other factors. If there is a substantial decline in the petroleum product market or bulk charter market, its earnings would be negatively affected thus limiting its ability to pay dividends. Liberia law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

2.2.18	Servicing future debt would limit funds available for other purposes such as the payment of dividends

To finance its future fleet expansion program, the Company expects to incur secured debt. The Company will need to dedicate a portion of its cash flow from operations to pay the principal and interest on its debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. The need to service its debt may limit funds available for other purposes, including distributing cash to its shareholders, and its inability to service debt could lead to acceleration of its debt and foreclosure on its fleet.

2.2.19	The Company’s loan agreements contain restrictive covenants that may limit the Company’s liquidity and corporate activities

The Company’s loan agreements impose operating and financial restrictions on us. These restrictions may limit its ability to:
•	incur additional indebtedness;
•	create liens on its assets;
•	sell capital stock of its subsidiaries;
•	engage in mergers or acquisitions;
•	make capital expenditures;
•	change the management of its vessels or terminate or materially amend the management agreement relating to each vessel; and
•	sell its vessels.

Therefore, the Company may need to seek permission from its lender in order to engage in some corporate actions. The Company’s lender’s interests may be different from ours, and the Company cannot guarantee that the Company will be able to obtain its lender’s permission when needed. This may prevent us from taking actions that are in its best interest.

2.2.20	The Company’s loan agreements contain financial covenants

The terms of its $36 million credit facility with Nordea Bank Norge ASA contain a number of financial covenants and general covenants that require us to, among other things and subject to certain qualifications, maintain vessel market values of at least 140% of the outstanding facility amount, maintain liquid assets (as defined) in an amount equal to the greater of $2 million and 6% of its aggregate indebtedness (including indebtedness of its subsidiaries) and insurance on the vessels and other property against such risks and in at least such amounts as are usually insured against by similar companies. It is also a condition that the Company remains under the control of Michael S. Hudner. Nordea Bank Norge ASA has expressed that Mr. Hudner currently is considered to have control with 48% over the issued Shares and that he will be considered to have control at 42% of the issued voting Shares of the Company.

The Company’s $138.1 million Revolving Reducing Term Loan facility, drawn down October and November 2005, imposes certain restrictive covenants on the Company, which among other things, requires mandatory prepayment in the event of the total loss or sale of a vessel acquired with the proceeds thereof. Also, while a loan to vessel value clause has been suspended for three years, the Company is required to ensure that consolidated EBITDA is always at least 1.25 times consolidated fixed charges. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $5.0 million and 6% of the aggregate indebtedness of the Company on a consolidated basis.

2.2.21	The Company is a holding company, and the Company depends on the ability of its subsidiaries to distribute funds to us in order to satisfy its financial obligations or to make dividend payments

The Company is a holding company and its subsidiaries, which are all wholly-owned by us, conduct all of their operations and own all of their operating assets. The Company has no significant assets other than the equity interests in its wholly-owned subsidiaries. As a result, its ability to make dividend payments depends on its subsidiaries and their ability to distribute funds to us. If the Company is unable to obtain funds from its subsidiaries its Board of Directors may exercise its discretion not to pay dividends.

2.2.22	The Company may not generate sufficient gross revenue to operate profitably or to service its indebtedness

The Company had net income of $22.8 million on gross revenue of $74.6 million in 2005. Income from operations of $27.3 million is net of expenses totaling $1.0 million for interim drydockings to maintain the vessels in class, which are not capitalized. At December 31, 2005, the Company had approximately $149.6 million in indebtedness. There can be no assurance that future charter rates will be sufficient to generate adequate revenues or that the Company will be able to maintain efficiency levels to permit the Company to operate profitably or to service its indebtedness.

2.2.23	The creditworthiness and performance of its time charterers may affect its financial condition and its ability to obtain additional debt financing and pay dividends

The Company’s income is derived from the charter of its vessels. Any defaults by any of its charterers could adversely impact its financial condition, including its ability to service its debt and pay dividends. In addition, the actual or perceived credit quality of its charterers, and any defaults by them, may materially affect its ability to obtain the additional capital resources that the Company will require purchasing additional vessels or may significantly increase its costs of obtaining such capital. The Company’s inability to obtain additional financing at all or at a higher than anticipated cost, may materially affect its results of operation and its ability to implement its business strategy.

2.2.24
As the Company expands its business, the Company will need to improve its operations and financial systems, staff and crew; if the Company cannot improve these systems or recruit suitable employees, its performance may be adversely affected

The Company’s current operating and financial systems may not be adequate as the Company implements its plan to expand the size of its fleet, and its attempts to improve those systems may be ineffective. In addition, as the Company expands its fleet, the Company will have to rely on BHM to recruit suitable additional seafarers and shoreside administrative and management personnel. The Company cannot provide assurance that BHM will be able to continue to hire suitable employees as the Company expands its fleet. If BHM’s unaffiliated crewing agent encounters business or financial difficulties, the Company may not be able to adequately staff its vessels. If the Company are unable to operate its financial and operations systems effectively or to recruit suitable employees as the Company expand its fleet, its performance may be adversely affected.

2.2.25	In the highly competitive international shipping industry, the Company may not be able to compete for charters with new entrants or established companies with greater resources

The Company employs its vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners some of whom have substantially greater resources than the Company does. Competition for the transportation of dry bulk and liquid cargo can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

2.2.26
The Company may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of its management and its results of operations

The Company’s success depends to a significant extent upon the abilities and efforts of its management team. The Company has no employment contract with its Chairman and Chief Executive Officer, Michael S. Hudner, or any other key individual; instead all management services are provided by BHM. The Company’s success will depend upon BHM’s ability to hire and retain key members of its management team. The loss of any of these individuals could adversely affect its business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect its results of operations.

2.2.27	The Company is subject to the reporting requirements of Sarbanes Oxley

Effective for its first fiscal year ending on or after July 15, 2006, the Company is subject to full compliance with all provisions of the Sarbanes Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in their annual reports on Form 20-F. Such a report is required to contain an assessment by management of the effectiveness of a company’s internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. While the Company would expend significant resources in developing the necessary documentation and testing procedures required by Section 404, there is a risk that the Company would not comply with all of the requirements imposed by Section 404. If the Company fails to implement required new or improved controls, the Company may be unable to comply with the requirements of Section 404 in a timely manner. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements, which could cause the market price of its common stock to decline and make it more difficult for us to finance its operations.

2.2.28	The Company may have to pay tax on United States source income, which would reduce its earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a 4 % United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August 2003, which Treasury Regulations became effective on January 1, 2005, for calendar year taxpayers such as ourselves and its subsidiaries.

The Company expects that the Company will qualify for this statutory tax exemption and the Company will take this position for United States federal income tax return reporting purposes. If the Company is not entitled to this exemption under Section 883 for any taxable year, it would be subject for those years to a 4% United States federal income tax on its U.S. source shipping income. The imposition of this taxation could have a negative effect on its business and would result in decreased earnings available for distribution to its shareholders.

2.2.29	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on its proposed method of operation, the Company does not believe that the Company will be a PFIC with respect to any taxable year. In this regard, the Company intends to treat the gross income the Company derive or are deemed to derive from its time chartering activities as services income, rather than rental income. Accordingly, the Company believes that its income from time chartering activities does not constitute “passive income,” and the assets that the Company owns and operates in connection with the production of that income does not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing its proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept its position, and there is a risk that the IRS or a court of law could determine that the Company are a PFIC. Moreover, no assurance can be given that the Company would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.

If the IRS were to find that the Company is or has been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations—U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of its common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of its common shares.

2.2.30	The Company may not be exempt from Liberian taxation, which would materially reduce its net income and cash flow by the amount of the applicable tax

The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001 (the “New Act”), which repealed, in its entirety, the prior income tax law in effect since 1977 pursuant to which the Company and its Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the “New Regulations”). In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, the Company and its Liberian subsidiaries will be wholly exempt from tax as under Prior Law.

If the Company were subject to Liberian income tax under the New Act, the Company and its Liberian subsidiaries would be subject to tax at a rate of 35% on its worldwide income. As a result, its net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

2.2.31	The Company generates all of its revenues in U.S. dollars but incurs a portion of its expenses in other currencies, therefore exchange rate fluctuations could hurt its results of operations

The Company generates all of its revenues in U.S. dollars but in the year ended December 31, 2004, the Company incurred a portion of its expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Increasing expenses incurred in foreign currencies against which the U.S. dollar falls in value can cause decreasing revenues. For example, in the year ended December 31, 2005, the value of the U.S. dollar increased by 14.48 % as compared to the Euro, 11.5%% as compared to the Sterling pound (GBP) and 2.01% relative to the Singh dollar (SGD). The Company has not hedged these risks. The Company’s operating results could suffer as a result of subsequent changes in the value of the US Dollar.

2.2.32	The Company is incorporated in the Republic of the Liberia, which does not have a well-developed body of corporate law

The Company’s corporate affairs are governed by its Articles of Incorporation and Bylaws and by the Liberia Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Liberia interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Liberia are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, its public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

2.2.33
Because most of its employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt its operations and adversely affect its earnings

The Company’s vessel owning subsidiaries employ approximately 212 seafarers. All of the seafarers on the ships in its fleet are covered by industry-wide collective bargaining agreements that set basic standards. The Company cannot provide assurance that these agreements will prevent labor interruptions. Any labor interruptions could disrupt its operations and harm its financial performance.

2.3	Transaction and Oslo Børs listing specific risk factors

2.3.1	Potential diminished liquidity for trading Shares in Norway if the Company de-lists

In the event of new legislation relating to securities or the financial market in Norway, the Company may determine that the obligations of a Secondary Listing on the Oslo Børs have become too burdensome or conflict with the obligations of the Company in its primary listing market in the US; and the Company will consider applying for de-listing of its shares in Norway. For instance, if the Company becomes subject to mandatory tender offer obligations under the Norwegian Securities Trading Act Chapter 4, the Company is likely to apply for de-listing of its shares from Oslo Børs.

The Company’s current voluntary practice of releasing to the public and filing with the S.E.C. and through the Oslo Børs information system, unaudited quarterly financial information, in addition to its required Annual Report on Form 20-F, which includes audited yearly financial information, satisfies the requirements of Oslo Børs; however if the Company changes its practice and ceases to release and file unaudited quarterly financial information, it may no longer satisfy the requirements of Oslo Børs and accordingly become subject to de-listing from Oslo Børs.

In case of a de-listing in Norway, the Shares may be traded in the US, subject to compliance with Regulation S and other applicable US laws and rules; however, the market for the Shares in Norway may have diminished liquidity.

2.3.2	No pre-emptive rights

The Shareholders in the Company do not have pre-emptive rights.

Notice Regarding Forward-looking Statements
This document includes “forward-looking” statements (defined in Section 27A of the US Securities Act and Section 21E of the US Securities Exchange Act of 1934 as all statements other than statements of historical facts) including, without limitation, those regarding the Company’s financial position, business strategy, plans and objectives for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or, as the case may be, the industry, to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate. Among the important factors that could cause the Company’s actual results, performance or achievements to materially differ from those in the forward-looking statements are, among others, the Risk Factors in section 2 above, including without limitation the competitive nature of the markets, technological developments, government regulations, changes in economical conditions or political events.

These forward-looking statements reflect only the Company’s views and assessment as of the date of this document. The Company expressly disclaims any obligation or undertaking to release any updates or revisions of the forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

3	Description of the Company

3.1	Introduction

The legal name of the Company is B+H Ocean Carriers Ltd. The Company is incorporated under the laws of Liberia with registration number C51934. The registered address of the Company is 80 Broad Street, Monrovia, LIBERIA and the address of the principal office of the Company is 3rd floor, Par La Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, BERMUDA.

The Company was established on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation. The operations of the Company are mainly conducted in Bermuda and Singapore under the laws of these countries.

As of March 1, 2006 the Company owned and operated six MR product tankers, one Panamax product tanker and five combination carriers. Each vessel accounts for a significant portion of the Company’s revenues.

3.2	History

Below is an overview of the Company milestones:

1988:  BHO was established on April 28, 1988. In July 1988, the Company completed its IPO, managed by Merrill Lynch, raising $60 million. Trading of the Company’s Shares commenced on the American Stock Exchange, New York. The Company acquired the Canadian Pacific fleet of handysize bulkers and product tankers, a total of 13 vessels.

1999: In July 1999, the Company purchased six 40,000 DWT product tankers from Chevron Petroleum.

2003: In June and July, 2003, the Company, through wholly owned subsidiaries, sold the vessels M/T CANSO for $2.7 million M/T CHEBUCTO for $2.7 million, M/T CASCO for $2.6 million and M/T CATAUMET for $2.6 million, respectively to unaffiliated parties.

2004: On April 29, 2004, the Company, through a wholly owned subsidiary, acquired a 98,000 DWT OBO built in 1986, for $19.4 million, with a two year time charter at $27,000 per day. On May 25, 2004, the Company, through a wholly owned subsidiary, sold the vessel M/T SKOWHEGAN for $3.8 million to an unaffiliated party. On December 7, 2004, the Company, through a wholly owned subsidiary, sold the vessel M/T ACOAXET for $5.7 million to an unaffiliated party.

2005: In March 2005, the Company acquired three 83,000 DWT OBO Combination Carriers built in 1993/94 for a total of $110.2 million. The vessels have been time chartered for five years, two at an average rate of $23,600 per day per vessel and one at an average rate of $23,000 per day. In addition, the Company has a profit sharing arrangement with the charterer of the third vessel under which it is entitled to a 35% share of profits during the years two through five.

In May, the Company completed a Private Placement of 3,243,243 Shares for aggregate gross proceeds of $60 million. The shares were issued to Norwegian and European investors, and the Shares were registered with the OTC in Norway.

In September, the Company took delivery of MV ROGER M JONES, a 75,000 DWT 1992-built combination carrier. The vessel has been time chartered for three years at $23,500 per day. In November, the Company took delivery of MT SAGAMORE, a 68,000 DWT Panamax Product Tanker built in 1991. The vessel commenced a three year time charter at $23,500 per day on January 6, 2006.

In November, the Company also completed the drawdown of a $138,000,000 Reducing Revolving Term Loan Facility. A portion of the funds was used to refinance its $102,000,000 Floating Rate Loan Facility and the balance was applied toward the financing of MT SAGAMORE and MV ROGER M. JONES.

2006: In March, the Company acquired a 1993-built, 83,000 DWT Combination Carrier for $36.4 million, effected through an existing tax lease structure. The vessel was taken over with a five-year timecharter which commenced in October 2005. At the same time the Company acquired a 50% disponent owner interest in a 1992-built 75,000 DWT Combination Carrier. The terms of the transaction were based on a vessel value of $30.4 million and include a three-year charter which commenced in February, 2006.

3.3	Principal Investments

In 2005 the Company had approximately $568,000 of US equity securities and mutual funds held for trading with a US broker, while the amount for 2004 was $198.000. The Company did not make any investments in equity securities and mutual funds during 2002 and 2003.

3.4	The Company’s operations and asset base

The Company provides services and operates within the product tanker and combination segments of the shipping industry as described below. For an overview of the structure and organization, please refer to section 6.2 in this document.

The Company is a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes. The Company’s fleet consists of seven product tankers and five combination carriers.

3.4.1	The Product Tankers

Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as petroleum products and vegetable oils. MR Product tankers are medium range or “handy-size” vessels which are between 30,000 and 50,000 summer deadweight tons, and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. Panamax product tankers are large product tankers capable of transiting the Panama Canal where the maximum beam and draught allowed is approximately 106 feet and 39 feet respectively. This is equivalent to a ship with deadweight of up to approximately 84,000 DWT.

Name of tanker	Ownership (%)/Charter	DWT	Built	Flag	Commercial management	Technical management
Acquidneck	100%	40,454	1981	Bahamas	BHM	BHM
Acushnet	100%	40,454	1981	Bahamas	BHM	BHM
Agawam	100%	40,545	1982	Bahamas	BHM	BHM
Algonquin	100%	40,545	1983	Bahamas	BHM	BHM
Anawan	100%	40,545	1981	Bahamas	BHM	BHM
Pequod	100%	40,632	1982	Liberia	BHM	BHM
Sagamore	100%	68,000	1991	Bahamas	BHM	BHM

The Company has completed a technical feasibility study on converting its six single hull MR product tankers to fully double hull, MARPOL compliant vessels suitable for trading in petroleum products and vegetable oils. Carrying out such a conversion would completely eliminate the present regulatory phase-out dates applicable to these vessels. The company plans to carry out this conversion work one vessel at a time, commencing in June 2006 and for completion of the sixth vessel in late 2007; however there can be no assurance the conversion projects can be completed on a timely basis or at reasonable cost.

3.4.2	The Combination Carriers

Combination Carriers, also known as OBOs, are single-deck vessels without cargo gear, suitable for carrying in their cargo space either liquid or dry bulk cargo. They can operate as tankers or as bulk carriers. Originally conceived and built in the 1950s as Ore-Oil carriers (O/O), the design of such type of ship was improved in the 1960s, enabling them to carry also dry bulk commodities other than ore (such as coal, grain, bauxite, etc.) and thereby making them even more flexible as regards trading opportunity. These OBOs are typically used in geographical areas where it is possible to optimize earnings by shifting between employment within the wet and dry tramp segments. OBO’s are the vessels with the lowest ballast time of all bulk vessels.

The Company’s combination carriers are between 74,000 DWT (Panamax) and 98,000 DWT (Aframax).

Name of tanker	Ownership (%)/Charter	DWT	Built	Flag	Commercial management	Technical management
Sachuest	100%	98,000	1986	Bahamas	BHM	BHM
Rip Hudner	100%	83,155	1994	Bahamas	BHM	BHM
Bonnie Smithwick	100%	83,155	1993	Bahamas	BHM	BHM
Searose G	100%	83,155	1994	Bahamas	BHM	BHM
Roger M Jones	100%	75,000	1992	Bahamas	BHM	BHM
Sibohelle (tbr Sakonnet)	100%	83,155	1993	NIS	BHM	TESMA
Sibotessa	50%	75,000	1992	NIS	BHM	TESMA

The trades are mainly Crude oil, fuel oil and refined petroleum products from the Baltic, NW Europe and the Mediterranean and coal and iron ore from the US and South America returning to Europe.

3.5	Charter and contract overview

Below is an overview of the contract status of BHO’s asset base:

Vessel	Charterer	Time	Type	Rate ($/day)
Product Tankers
Aquidneck	Denholm Chartering	Mar 04 - May 06	T/C	11,600
Acushnet	Fairfield Chemical	Feb 05 - Aug. 06	T/C	16,000
Agawam	Reliance Industries Ltd	Mar 05 - Sept. 06	T/C	16,000
Algonquin	BP	Mar 06 - Apr 06	Voy.	Approx. 19,000
Anawan	Wilmar Trading (3)	Jun 05 - Dec 06	T/C	16,000
Pequod	FR8 Singapore Pte. Ltd.	Mar 05 - Oct 06	T/C	16,000
Sagamore	ENOC Supply & Trading. LLC	Jan 06 - Jan 09	T/C	23,500
OBOs
Sachuest	CSE Transport (4)	Apr.-06 - May 06	Voy.	Approx. 19,000
Rip Hudner (1)	Sempra Energy (5)	Feb 05 - Mar 10	T/C	Avg. 23,600
Bonnie Smithwich (1)	Sempra Energy (5)	Mar 05 - Mar 10	T/C	Avg. 23,600
Searose G (2)	Sempra Energy (5)	Mar 05 - Mar 10	T/C	Avg. 23,000 (6)
Roger M Jones	Clearlake Shipping	Sep 05 - Sep 08	T/C	23,500
Sibohelle (tbr Sakonnet) (7)	Sempra Energy (5)	Mar-06 - Oct-10	T/C	24,400
Sibotessa (9)	Glencore (8)	Mar-06 - Feb-09	T/C	Avg 21,700 (10)

(1) Rates Starting at $26,600/day in 2005, declining to $20,600/day in 2010.
(2) Starts at $26,000/day, declines to $20,000/day, plus 35% profit split from Year 2 through Year 5.
(3) As guarantor for Raffles Shipping and Investments Pte. Ltd.
(4) Positioning voyage for drydocking.
(5) As guarantor for TTMI Sarl.
(6) Plus 35 % profit share in years 2 through 5.
(7) Company is disponent owner
(8) As guarantor for ST Shipping.
(9) Company holds 50% in company which is disponent owner.
(10) $22,000pd in years 1 and 2 and $21,000pd in year 3, plus 50% profit split in each year.

3.6	Principal markets

3.6.1	General comments

The shipping industry is generally known to be cyclical. Vessel values and charter freight rates fluctuate widely and frequently, and the Company expects they will continue to do so in the future.

Growth within the largest economies will normally contribute to an increase in the ton-mile demand in global seaborne trade.

The increase of raw materials imports and finished products exports in and out of China and India, the lengthening of voyage times, port congestion, and the political crisis in Venezuela and Nigeria, have helped to contribute to increased demand in transport, but there is no assurance these conditions will continue.

3.6.1.1	OBOs

Six of the Company’s fleet of OBOs are between 74,000 DWT and 84,000 DWT (Panamax) and the seventh is 98,000 DWT (Aframax), all of which vessels are of double hull construction. OBOs (Oil/Bulk/Ore) are combination carriers used to transport crude or fuel oil, iron ore, coal and occasionally grain. This offers the owner (or charterer) the opportunity to switch between the tanker and dry bulk market when there is a rate advantage to be gained, or to reduce ballast time by carrying dry and liquid cargoes on alternate legs. The holds of four of the company’s five OBOs are partly coated and are suitable for carrying refined petroleum products which gives additional trading flexibility. OBOs are built with hatch covers designed to be oil-tight and gas-tight. OBOs are more expensive to build, maintain and operate as compared to comparable tankers or bulk carriers and may cost about 10-15% more to run.

The OBO shipping segment is narrow, with a world wide total fleet of only about 110 vessels. There are no vessels on order. The average age of the fleet is 17.5 years. Only 9 vessels have been built since 1996.

Increasing oil exports from loadports in the East (incl. Russia, the Baltic and the Black Sea) to the West combined with large quantities of dry bulk cargoes from West to East are expected to provide a solid basis for Atlantic and Mediterranean-based combination trades in the years to come. Due to the small size of this shipping segment there is very little OBO-specific research available, however the freight market for OBOs is closely linked to the general tanker and dry cargo market.

3.6.1.2	Product tankers

The Company’s fleet of seven product tankers consists of six single hull Medium Range (MR) tankers of about 40,000 DWT, and one double sided Long Range (LR) Panamax tanker of 68,000 DWT.

The Company has completed a technical feasibility study on converting its six single hull MR product tankers to fully double hull, MARPOL compliant vessels suitable for trading in petroleum products and vegetable oils. Carrying out such a conversion would completely eliminate the present regulatory phase-out dates applicable to these vessels. The Company plans to carry out this conversion work one vessel at a time, commencing in June 2006 and for completion of the sixth vessel in late 2007; however there can be no assurance the conversion projects can be completed on a timely basis or at reasonable cost. Please refer to section 2.1.5 herein for further information.

Some of the main trade routes for product tankers are from the Singapore region to Japan, Arabian Gulf to Japan, Singapore region to Continent, Caribbean to the US, cross Mediterranean and U.K. to Continent, and Northwest Europe to the United States. India is also a large importer and exporter of petroleum products. Product tankers are single-deck ocean going vessels designed to carry liquid commodities, such as refined petroleum products, vegetable oils, caustic soda and molasses. Clean product tankers are similar to crude oil tankers but generally smaller. A typical 40,000 DWT MR product tanker has 12-22 cargo tanks with a cargo heating system for heavy oil cargoes and allows several separate grades of cargo to be carried simultaneously. Product tankers generally have coated tanks in order to facilitate tank cleaning, prevent cargo contamination and to preserve steel. Since many of these vessels can also be used for crude trading, product tankers is not a distinct category.

3.6.2	The product tanker market

3.6.2.1	Introduction

Categorizing the product tanker fleet presents difficulties as many vessels can be used in both the crude and product trades. Clarkson have considered all vessels from 10,000 to 80,000 DWT - a total of 1,548 vessels. Contained within this range are 481 vessels without any tank coatings to be used in the crude and dirty product trades, and 1,067 vessels which typically have tanks coated with epoxy or zinc paints, making them suitable for carrying varying grades of clean products.

The product fleet grew by 5 million DWT in 2005 or 10% since the end of 2004. The product sector was active in 2005 with respect to both deliveries and demolition. 139 vessels were delivered in 2005, offset by 40 vessels sent to the demolition yards. When compared with the rest of the industry this demolition figure is high, although it is still 22% down on the figure for 2004.

This fleet growth seems set to continue in the near future. The order book for product tankers currently stands at 27.3 million DWT, which is 39% of the current fleet. Should demolition continue at such a low level then the next 2-3 years would see a considerable growth in the size of the product fleet (source Clarkson). Please refer to section 2.2.2 for further information about regulatory phase out of product tankers.

3.6.2.2	The freight rates

Along with the rest of the tanker markets the product fleet has experienced a falling market in 2005 after the 2004 highs. There have been occasional extraordinary spikes in rates, mainly due to busy periods on the Caribbean up-coast dirty product trades, but during the first half of 2005 product market freight rates trended downwards. In common with the rest of the market it looks as though August represented the bottom of the market and that a recovery was in process, even before the impact of Hurricane Katrina.

The damaging effect which Hurricane Katrina had on US refining capacity and the oil delivery network caused a rush to charter clean product vessels. This was especially true in the transatlantic trades as the EU tapped into strategic product stocks to relieve pressure on American gasoline supplies. World scale rates soared to above WS 450. Both the specific US East Coast/Gulf discharge routes and the market in general have benefited from Hurricane Katrina as charterers who did not want US discharge needed to pay a premium to prevent owners ballasting to exploit the spike (Source: Clarkson).

3.6.2.3	Demand

Demand for crude oil and refined petroleum products is an inevitable result of economic growth and development, and the recent emergence of developing economies such as China has presented the market with a demand spike which has pushed up product prices as supply struggles to keep up. The rapidly growing economy and accompanying automobile ownership in China suggests that seaborne product imports (which rose by 25% in 2004 and are predicted to expand by 20% in 2005) will continue to grow robustly (Source: Clarkson).

3.6.3	The Dry Bulk market

3.6.3.1	Introduction

The drybulk market is divided between Capesize, Panamax, Handymax and Handysize-vessels. The larger drybulk vessels (Capesize, and Panamax) primarily transport three types of bulk cargoes; iron ore, coal and grain. The larger vessels are normally not equipped with gear (cranes) and are hence dependent on well-equipped harbors. The Capesize and Panamax vessels are to a large extent used in between the OECD countries. The smaller Handymax and Handysize vessels are usually equipped with gear (cranes) and can therefore operate more independently of harbor facilities. They operate globally and transport a large variety of bulk commodities. The vessels are well suited for servicing less developed geographical areas where the harbor facilities are less advanced.

The demand for dry bulk commodities is influenced by many variables. The most important underlying demand variable is the general economic activity in the world. The growth of the world economy can often be directly related to dry bulk commodity volumes transported by ocean going vessels. During low-cycle periods, the volumes transported are lower and the freight rates for dry bulk vessels are lower. During high-cycle periods, the demand for commodities increases and the transported volumes increases leading to higher freight rates. IMF expects the world economy to grow by 4.3% in 2005 and 2006 (source Lorentzen & Stemoco).

3.6.3.2	Dry Bulk Shipments

Tonnage transported for iron ore increased from 589 million tons in 2004 to 653 million tons in 2005. The forecast for 2006 is 696 million tons which would be a 7% increase. For the 5 major bulk products combined, the growth is expected to be 4% in 2006:

Dry Bulk Trade (million tons)	2004		2005E		2006E
Iron Ore	589	13%	653	11%	696	7%
Total Coal	659	4%	683	4%	705	3%
Grains/Soybeans	273	3%	275	1%	280	2%
Bauxite/Alumina	66	5%	68	3%	69	1%
Phosphate rock	30	3%	30	0%	30	0%
5 Major Bulks total	1,617	7%	1,709	6%	1,780	4%
Source: Clarkson Dry Bulk Trade Outlook, January 2006.

3.6.3.3	The freight rates

Following one of the strongest freight markets of all time early in 2005, freight rates began deteriorating in the second quarter 2005 due to the developing supply side, and continued sharply downwards in the third and fourth quarter 2005. The reasons for such decline can be attributed to an inventory correction in China, as well as seasonal weakness lasting longer than anticipated, as well as the large number of new ships being built and delivered.

The fundamentals in the dry bulk sector are expected to remain strong. The rapid industrialization that is taking place in China results in increased steel production and imports of raw materials which act as principal drivers for strong freight rates. The first half of '05 GDP growth in China was 9.5% and industrial production growth was 16.5%. China's rapid growth rate, together with growth in the emerging economies of South East Asia, contributes to the increase of seaborne trade expected to be approximately 4% on an annual basis for the next three years. This increase in seaborne trade is expected to result in quite firm freight levels.

Demand for dry bulk capacity is mostly related to core commodities necessary for infrastructure development and industrial activity. These imports go into electricity generation and steel making. Even if there is softening in Chinese GDP growth this does not necessarily translate into less electricity or less steel making, especially given China's preparation for the Olympics of 2008 and the 2010 World Expo in Shanghai. There are also other projects which will require large quantities of steel for the next several years such as a national electricity grid, a national highway system, and the Yangtse-Huangpu canal (source Pareto Research).

Dry Bulk Market Development -Time Charter rates

Bulk Carriers		Average 1 year T/C rates ($)				Average 3 year T/C rates ($)
Type	DWT	2002	2003	2004	2005	2002	2003	2004	2005
Capesize	170,000	14,665	31,241	60,925	51,036	15,281	22,528	42,223	37,833
Panamax	72,000	8,878	17,325	34,253	26,116	9,235	12,748	22,257	19,708
Handymax	52,000	8,343	14,673	29,414	22,471	8,504	11,259	17,299	16,791
Handysize	30,000	6,743	9,043	17,298	16,018	7,198	7,969	11,750	12,645
Source: Clarkson January 2006

3.6.3.4	Tonnage Balance and Yard Capacity

Increasing freight rates will normally have an effect on the tonnage balance. Higher freight rates will lead to an increasing order book for newbuildings and the opposite when freight rates fall. During periods of increasing demand for transportation of commodities, freight rates increase and shipowners find it more attractive to order newbuildings. This situation normally last until newbuildings become too expensive for prevailing freight rates. During periods of low freight rates, shipowners find it less attractive to build new vessels. When freight rates approach the vessels’ operating costs, the scrapping of vessels start to increase, which helps to improve the market imbalance. At the same time, newbuilding prices come down and it is again attractive to order new vessels.

Yard orderbooks for newbuildings are currently filled up through 2008, which has pushed up prices. However prices are expected to fall back as interest in newbuilding declines. This will lead to more available capacity for ship deliveries in 2009 and beyond. Net supply is expected to fall from 2008 as delivery of newbuilding reduces and as scrapping of older vessels increases, especially handysize vessels of which some 30% are over 25 years old (Lorentzen & Stemoco).

The total order book for all bulk segments of the shipping industry was at the end of 2005 64.1 million DWT and this represented 19% of the total fleet at the end of 2005.

Looking at demand in Panamax equivalents (total bulk trade converted into Panamax vessels based on 55,000t cargoes x 6 trips a year), demand growth in 2005 was 337 Panamax vessel equivalents compared to a supply growth (net change in bulk fleet divided by 65,000 DWT) of 336 vessel equivalents. In 2006 demand growth is expected to be 254 vessels vs. supply growth of 321. Hence many observers expect weaker freight rates in 2006 (source Clarkson).

3.6.3.5	Transportation Patterns

The freight rates will over time also be affected by changes in trade patterns of bulk commodities. Changes in industrial production between countries can result in a changing transportation and shipping pattern and hence, change the required tonnage demand. This can for example happen if a newly industrialized country increases its share of the world’s production of an important bulk commodity as a consequence of the country improving its competitive position. A country’s competitive position may have improved as its productivity increases as a consequence of improved technology or devaluating local currency versus competitors’ currencies. If these new countries are situated geographically far away from the importing nations, this situation could lead to an increased tonnage requirement and may lead to increasing freight rates.

China’s strong annual GDP growth and increasing import of commodities during the last few years have had a substantial influence on trading patterns for bulk commodity vessels. During 2005, China consumed 42% of the world iron trade. In 2006 this is expected to increase to 44% according to Clarkson Research.

3.7	Management of the Company and vessels

The shipowning activities of the Company are managed by BHM under a Management Services Agreement (the “Management Agreement") dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors. Mr. Hudner is a 40% direct shareholder, a director and President of BHM. Mr. Williams is a 20% direct shareholder and a vice president of BHM. The remaining 40 % of the shares of BHM are held by a general partnership in which both Messrs Hudner and Williams are partners. Messrs Hudner and Williams are considered consolidated in respect of ownership of BHM and are accordingly both considered to control 100% of BHM.

BHM employs Navinvest Marine Services (USA) Inc. (“NMS”), a Connecticut corporation affiliated with the Company through common ownership, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement. To the extent that BHM acquires services from NMS under the agency agreement, payments to NMS are covered by the fixed fee agreed between the Company and BHM. The Management Agreement is indefinite and may only be terminated for cause by both parties.

As a result of BHM's possible future management of other shipowning companies and BHM's possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company. To avoid any potential conflict of interest, the Management Agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

The shipowning activities of the Company entail three separate functions, all under the overall control and responsibility of BHM: (1) the shipowning function, which is that of an investment manager and includes the purchase and sale of vessels and other shipping interests; (2) the marketing and operations function which involves the deployment and operation of the vessels; and (3) the vessel technical management function, which encompasses the day-to-day physical maintenance, operation and crewing of the vessels.

The Management Agreement may be terminated by the Company in the following circumstances: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S. Hudner with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

3.7.1	Marketing and Operations of Vessels

Company vessels are time chartered to Product Transport Corporation Ltd., Bermuda (“Protrans”), a wholly owned subsidiary of the Company, on an open rate basis as described hereunder.

Protrans subcharters the vessels on a voyage charter or time charter basis to third party charterers. Under a voyage charter, Protrans agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight per ton of cargo or an agreed lump sum amount.

Voyage costs, such as canal and port charges and bunker (fuel) expenses, are the responsibility of Protrans. A single voyage charter (generally three to ten weeks) is commonly referred to as a spot market charter, and a voyage charter involving more than one voyage is commonly referred to as a consecutive voyage charter. Under a time charter, Protrans places a vessel at the disposal of a subcharterer for a given period of time in return for the payment of a specified rate per DWT capacity per month or a specified rate of hire per day. Voyage costs are the responsibility of the subcharterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums) are the responsibility of the shipowner.

Voyage and time charters can be for varying periods of time, ranging from a single trip to terms approximating the useful life of a vessel, depending on the evaluation of market trends by Protrans and by subcharterers. Long-term charters afford greater assurance that the Company will be able to cover their costs (including depreciation, debt service, and operating costs), and afford subcharterers greater stability of transportation costs. Operating or chartering a vessel in the spot market affords both Protrans and subcharterers greater speculative opportunities, which may result in high rates when ships are in demand or low rates (possibly insufficient to cover costs) when ship availability exceeds demand. Charter rates are affected by world economic conditions, international events, weather conditions, strikes, government policies, supply and demand, and many other factors beyond the control of Protrans and the Company.

3.7.2	Vessel Technical Management

BHM is the technical manager of 12 of the Company's vessels, under technical management agreements. BHM employs B+H Equimar Singapore Pte Ltd (“BHES”) to assist with certain of its duties under the technical management agreements. BHES is a wholly-owned subsidiary of BHM. The vessel technical manager is responsible for all technical aspects of day-to-day vessel operations, including physical maintenance, provisioning and crewing. Such supervision includes the establishment of operating budgets and the review of actual operating expenses against budgeted expenses on a regular basis. The two OBOs acquired in March 2006 are currently technically managed by TESMA Singapore Pte Ltd., Singapore under technical management agreements.

3.7.3	Other agreements concerning operation of the activities of BHO

The Company has entered into certain other agreements in respect of conducting the activities of the Company. See also section 8 for further description of these related party agreements.

4	Financial information and selected financial data

4.1	Selected consolidated financial data

The following selected consolidated financial data of the Company and its subsidiaries are derived from and should be read in conjunction with the unaudited Consolidated Financial Statements for the years and quarters ended December 31, 2005 and 2004 presented in section 4.3 and the discussion of financial condition presented in section 5.1 as well as the audited Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 and notes thereto appearing in the attached Annual Report on Form 20-F (see Appendices 3 to 5 to this document).

A. Selected financial information

The following selected consolidated financial data of the Company and its subsidiaries are derived from and should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this annual report.

	For the year ended December 31
Income Statement Data:
	2005 (Unaudited)	2004	2003	2002
Voyage, time and bareboat charter revenues	74,075,561	51,362,910	$55,156,875	$64,537,505
Other operating income	514,491	-	-	27,881
Voyage expenses	(6,033,470)	(9,663,653)	(19,373,318)	(28,683,727)
Vessel operating expenses	(26,369,749)	(19,742,875)	(25,089,187)	(16,282,104)
Depreciation and amortization	(11,917,359)	(7,763,640)	(9,024,806)	(10,407,804)
Gain (loss) on sale of vessels	828,115	(4,682,965)	(16,187,604)	-
General and administrative expenses	(3,797,613)	(3,755,136)	(3,897,885)	(3,503,418)
Income (loss) from operations	27,299,976	5,754,641	(18,415,925)	5,688,333
Gain on retirement of 9 7/8 First Preferred
Ship Mortgage Notes	-	-	6,803,965	797,875
Minority interest in net income of consolidated subsidiary	-	-	23,866	-
Interest expense, net	(4,383,627)	(1,328,896)	(1,504,191)	(3,405,876)
Earn-out interest	-	-	-	1,004,150
Other expense	(130,704)	(1,730)	-	-
Net income (loss)	$22,785,645	$4,424,015	$(13,092,285)	$4,084,482

Basic earnings (loss) per share (1)	$3.90	$1.15	$(3.41)	$1.06
Diluted earnings (loss) per share (2)	$3.74	$1.00	$(3.41)	$0.93
Dividends declared per share	$-	$-	$-	$-

(1) Based on weighted average number of shares outstanding of 5,844,301 in 2005, 3,839,242 in 2004, 3,835,269 in 2003 and 3,869,865 in 2002.
(2) Based on the weighted average number of shares outstanding, increased in 2005, 2004 and 2002 by the net effects of stock options using the treasury stock method and by the assumed distribution of all shares to BHM under the 1998 agreement (See Item 7). The denominator for the diluted earnings per share calculation is 6,092,522 in 2005, 4,404,757 in 2004, 3,835,269 in 2003 and 4,413,423 in 2002.

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
Balance Sheet Data:	2005 (Unaudited)	2004	2003	2002

Current assets	65,719,790	19,344,004	$6,534,212	$14,589,138
Total assets	281,423,286	82,902,304	70,830,212	117,585,093
Current liabilities	43,618,700	20,073,194	17,024,634	23,819,743
Long-term liabilities	115,063,472	18,465,472	13,310,674	40,189,750
Noncontrolling interest in subsidiary	-	-	-	23,866
Working capital (deficit)	22,101,090	(729,190)	(10,490,422)	(9,230,605)
Shareholders' equity	122,741,114	44,363,637	40,494,904	53,551,734

4.2	Audited consolidated financial statements

Audited consolidated financial statements (including notes) for the period 2002-2004 can be found under section 18 (pages F1 to F19) of the Company’s 2002 - 2004 Annual Report on Form 20-F respectively in Appendix 3-5 to this document.

o	Consolidated balance sheets are included on page F-3

o	Consolidated statements of operations are included on page F-4

o	Consolidated statements of cash flows are included on page F-6

•
Management’s discussion and analysis of financial condition and result of operations for 2004 can be found under section 5 (pages 29 to 38) of the Company’s 2004 Annual Report on Form 20-F in Appendix 3

The discussion and analysis of the financial condition and results of operations is based upon the Company’s audited and unaudited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America or US GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the Company’s financial statements. Actual results may differ from these estimates under different assumptions or conditions.

4.3	Unaudited financial information

The Company released an unaudited interim report for the first six months of 2005 in a report on Form 6-K filing with the S.E. C. and through a press-release on July 12, 2005. The unaudited financial report on the first six months ending June 30, 2005 is attached to this document as Appendix 6.

The Company released the unaudited financial report on the first nine months ending September 30, 2005 through a press release published under the Company’s ticker code BHOC on the Oslo Børs information system www.newsweb.no on November 1, 2005. This report is also available in the Company’s press release, dated October 31, 2005 posted at http://www.bhocean.com/press/press1.htm and in the Company’s Form 6-K filed with the Securities and Exchange Commission on October 31, 2005 posted at http://www.sec.gov/cgi-bin/browse-edgar?company=b+plus+h&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany.

The Company released the unaudited financial statements for the fourth quarter and the period ended December 31, 2005 in the Oslo Børs information system www.newsweb.no under the ticker code BHOC on March 22, 2006. Such financial statements are subject to normal audit adjustments. This report is also available in the Company’s press release, dated March 22, 2006 posted at http://www.bhocean.com/press/press1.htm and in the Company’s Form 6-K filed with the Securities and Exchange Commission on March 22, 2006 posted at http://www.sec.gov/cgi-bin/browse-edgar?company=b+plus+h&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany.

4.3.1	Unaudited Consolidated Statements of Operations

The table below shows the consolidated statements of operations for the year and for the three months ended December 31, 2005 (unaudited) and 2004 (audited):

B+H OCEAN CARRIERS LTD.	For the twelve months	For the twelve months	For the three months	For the three months
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS	ending December 31,	ending December 31,	ending December 31,	ending December 31,
	2005 (unaudited)	2004	2005 (unaudited)	2004
Revenues:
Voyage, time and bareboat charter revenues	$74,075,561	$51,362,910	$22,300,193	$16,222,466
Other revenues	514,491	-	498,018	-
Total revenues	74,590,052	51,362,910	22,798,211	16,222,466

Operating expenses:
Voyage expenses	6,033,470	9,663,653	1,428,535	3,098,479
Vessel operating expenses, drydocking and survey costs	26,369,749	19,742,875	7,282,581	4,377,682
Depreciation and amortization	11,917,359	7,763,640	3,678,584	2,029,296
(Gain) loss on sale of vessels	(828,115)	4,682,965	-	597,800.00
General and administrative:
Management fees to related party	898,490	548,653	330,914	238,336
Consulting and professional fees, and other expenses	2,899,123	3,206,483	750,435	1,114,593
Total operating expenses	47,290,076	45,608,269	13,471,049	11,456,186

Income from vessel operations	27,299,976	5,754,641	9,327,162	4,766,280

Other income (expense):
Interest expense	(5,604,637)	(1,361,753)	(1,885,673)	(434,818)
Interest income	1,221,010	32,857	463,907	29,046
Other expense	(130,704)	(1,730)	(148,165)	(1,730)
Total other expenses, net	(4,514,331)	(1,330,626)	(1,569,931)	(407,502)

Net income	$22,785,645	$4,424,015	$7,757,231	$4,358,778

Basic earnings per common share	$3.90	$1.15	$1.09	$1.14

Diluted earnings per common share	$3.74	$1.00	$1.05	$1.00

Weighted average number of common shares outstanding:
Basic	5,844,301	3,839,242	7,129,094	3,839,242
Diluted	6,092,522	4,404,758	7,364,490	4,378,006

4.3.2	Unaudited Consolidated Balance Sheets

The table below shows the unaudited and audited consolidated balance sheets for the year ended December 31, 2005 and 2004 respectively:

B+H OCEAN CARRIERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
ASSETS	2005 (unaudited)	2004
CURRENT ASSETS:
Cash and cash equivalents	$60,827,651	$12,063,022
Marketable securities	567,566	198,270
Trade accounts receivable, less allowance for doubtful accounts of $229,000 and $137,000 in 2005 and 2004, repectively.	2,258,572	5,545,504
Inventories	855,086	770,381
Prepaid expenses and other current assets	1,210,915	766,827
Total current assets	65,719,790	19,344,004

Vessels, at cost:
Vessels	249,067,385	94,705,496
Less - Accumulated depreciation	(34,900,653)	(31,608,510)
	214,166,732	63,096,986
Investments and other assets	1,536,764	461,313

Total assets	$281,423,286	$82,902,303

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,025,919	$5,331,028
Accrued liabilities	1,747,909	2,298,824
Accrued interest	454,620	267,842
Current portion of mortgage payable	34,602,000	10,800,000
Deferred income	2,728,416	1,299,414
Other liabilities	59,836	76,086
Total current liabilities	43,618,700	20,073,194

Mortgage payable	115,063,472	18,465,472
Total liabilities	158,682,172	38,538,666

Commitments and contingencies

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 7,081,920 and 3,839,242 shares
outstanding as of December 31, 2005 and 2004, respectively	75,572	43,140
Paid-in capital	94,235,547	37,538,669
Retained earnings	32,592,939	9,807,294
	126,904,058	47,389,103
Less - Treasury stock	4,162,944	3,025,466
Total shareholders' equity	122,741,114	44,363,637
Total liabilities and shareholders' equity	$281,423,286	$82,902,303

4.3.3	Unaudited Consolidated Statements of Cash Flows

The table below shows the consolidated statements of cash flows for the year and for the three months ended December 31, 2005 (unaudited) and 2004 (audited):

B+H OCEAN CARRIERS LTD.
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the twelve months	For the twelve months	For the three months	For the three months
	ending December 31,	ending December 31,	ending December 31,	ending December 31,
	2005 (unaudited)	2004	2005 (unaudited)	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,785,645	$4,424,015	$7,757,231	$4,358,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,917,359	7,763,640	3,678,584	2,029,296
(Gain) loss on sale of vessels	(828,115)	4,682,965	-	597,800
Provision for bad debts	92,077	29,394	92,077	29,394

Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	3,194,855	(3,750,890)	(1,942,325)	(4,028,877)
(Increase) decrease in inventories	(84,705)	137,566	(327,162)	(165,481)
Decrease in cash on deposit for vessel acquisition	-	-	2,430,000	-
(Increase) decrease in prepaid expenses and other assets	(444,088)	126,606	(452,037)	357,819
(Decrease) increase in accounts payable	(1,305,109)	(2,115,851)	1,227,796	1,981,719
(Decrease) increase in accrued liabilities	(550,915)	533,947	(893,644)	(1,181,774)
Increase (decrease) in accrued interest	186,778	78,973	(120)	(36,216)
Increase (decrease) in deferred income	1,429,002	569,159	(757,830)	155,758
(Decrease) increase in other liabilities	(16,250)	(18,356)	51,491	30,498
Net cash provided by operating activities	36,376,534	12,461,168	10,864,061	4,128,714

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(169,834,866)	(20,589,234)	(24,305,017)	(1,239,236)
Proceeds from sale of vessel	7,918,810	9,239,985	-	5,526,484
Purchase of marketable securities	(500,000)	(200,000)	(500,000)	(200,000)
Loss on trading of marketable securities	130,704	1,730	148,165	1,730
Net cash (used in) provided by investing activities	(162,285,352)	(11,547,519)	(24,656,852)	4,088,978

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(1,318,385)	(359,655)	(315,861)	(359,655)
Issuance of common stock, net of issuance costs	56,728,568	-	(100,000)	-
Repurchase of options	-	(644,000)	-	(644,000)
Purchase of treasury stock	(1,299,898)	-	(1,299,898)	-
Issuance of treasury shares	163,162	88,718	101,622	88,718
Proceeds from vessel financing	145,000,000	19,000,000	43,000,000	-
Related party loan	-	(944,686)	-	(566,519)
Payments of mortgage principal	(24,600,000)	(8,899,828)	(9,600,000)	(4,000,000)
Net cash provided by (used in) financing activities	174,673,447	8,240,549	31,785,863	(5,481,456)

Net increase in cash and cash equivalents	48,764,629	9,154,198	17,993,072	2,736,236
Cash and cash equivalents, beginning of period	12,063,022	2,908,824	42,834,579	9,326,786
Cash and cash equivalents, end of period	$60,827,651	$12,063,022	$60,827,651	$12,063,022

5	Operating and financial review and capital resources

5.1	Financial Condition

The following is a discussion of the Company’s financial condition and results of operations for the years ended December 31, 2005 (unaudited), 2004 and 2003. Prospective purchasers should read this section together with the unaudited Consolidated Financial Statements for the year ended December 31, 2005 appearing in section 4.3 and the Consolidated Financial Statements including the notes thereto included as Appendices 3-5 to this document.

BHO is a provider of international liquid and dry bulk seaborne transportation services, carrying petroleum products, crude oil, vegetable oils and dry bulk cargoes. The Company’s fleet consists of six product tankers, one Panamax product tanker and five combination carriers. The MR product tankers are all medium range or “handy-size” vessels which are between 30,000 and 50,000 summer DWT, and are able, by reason of their small size, to transport commodities to and from most ports in the world, including those located in less developed third-world countries. The Panamax product tanker is 68,500 DWT. Product tankers are single-deck oceangoing vessels designed to carry simultaneously a number of segregated liquid bulk commodities, such as petroleum products and vegetable oils. The combination carriers, known as an OBOs (oil-bulk-ore carrier), are between 74,000 and 98,000 DWT (Aframax). Combination carriers can operate as tankers or as bulk carriers. They can be used to transport liquid cargo including crude and fuel oils (CPP), and they can also be used to transport dry bulk commodities, such as iron ore, coal, and grain.

As of December 31, 2005, all of the vessels were time chartered for periods originally ranging from one year to five years duration. Two of these time charters terminated in the first quarter of 2006, three are to terminate in the second and third quarters of 2006, two are to terminate in the fourth quarter of 2006, one terminates in each of 2008 and 2009 and three continue into 2010. The two vessels acquired in March 2006 are employed on time charters extending to 2009 and 2010 respectively. Upon termination of the time charters, it is likely that the fleet will operate under a mix of time and voyage charters. Currently, the product tankers are carrying primarily petroleum products and vegetable oils and the Company’s OBOs are carrying crude oil, petroleum products and iron ore and coal. Historically, the Company deploys the fleet on both time charters, which can last from a few months to several years, and spot market charters, which generally last from several days to several weeks. Under spot market voyage charters, the Company pays voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a specified daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, the Company pays for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The Company is also responsible for the vessel's intermediate and special survey costs.

Vessels operating on time charters provide more predictable cash flows, but can, in a strong market, yield lower profit margins than vessels operating in the spot market. Vessels operating in the spot market generate revenues that are less predictable but may enable the Company to capture increased profit margins during periods of improvements in tanker rates although the Company would be exposed to the risk of declining tanker rates, which may have a materially adverse impact on the financial performance. The Company is constantly evaluating the appropriate balance between the number of the vessels deployed on time charter and the number employed on the spot market.

For discussion and analysis purposes only, the Company evaluates performance using time charter equivalent, or “TCE” revenues. TCE revenues are voyage revenues minus direct voyage expenses. Direct voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. The Company believes that presenting voyage revenues on a TCE basis enables a proper comparison to be made between vessels deployed on time charter or those deployed on the spot market.

The voyage revenues and voyage expenses are recognized ratably over the duration of the voyages and the lives of the charters, while vessel operating expenses are recognized on the accrual basis. The Company calculates daily TCE rates by dividing TCE revenues by voyage days for the relevant time period. The Company also generates demurrage revenue, which an owner charges a charterer for exceeding the agreed upon time to load or discharge a cargo. The Company calculates daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days in the period.

The Company depreciates the vessels on a straight-line basis over their estimated useful lives determined to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. The Company capitalizes the total costs associated with special surveys, which take place every five years, and amortizes them on a straight-line basis over 60 months. Regulations and/or incidents may change the estimated dates of next drydockings.

5.2	Operating Results

Year ended December 31, 2005 (unaudited) versus December 31, 2004

Revenues

Revenues from voyage and time charters increased $22.7 million or 44% from 2004. The increase is due to the Company’s ongoing vessel acquisition program, the composition of the fleet in terms of size and type of vessel and to higher time charter equivalent rates.

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Under a time charter, the Company does not incur port, canal or fuel costs. Voyage expenses decreased $3.6 million, or 38%, to $6.0 million for the twelve month period ended December 31, 2005 compared to $9.6 million for the comparable period of 2004. This is due to the significant decrease in voyage days from 946 in 2004 to 201 in 2005 as all of the Company’s MR product tankers and OBOs have been employed on long term time charters since March 2005. The newly acquired Panamax product tanker was employed on a voyage from the date of delivery to December 31, 2005 when it commenced on a three year time charter. All of the Company’s vessels are currently on time charters, two of which will terminate in each of the first, second and third quarters of 2006, and one of which terminates in the fourth quarter. One of the remaining time charters terminates in September 2008, one in January 2009 and three terminate in March 2010. The Company may operate the vessels in the spot marker after the current time charters terminate, with greater risk of volatility in rates and an increase in voyage expenses, or operate on new short to long term time charters. The Company also expects that three of the MR product tankers will cease to generate revenue for periods of up to two and one-half months each in 2006 if converted, as planned, to double hull tankers.

Vessel operating expenses

The increase in vessel operating expenses is due to the increase in the number of vessels, as noted above. Vessel operating expenses increased $6.6 million (34%) which is comprised of $7.8 million for five vessels acquired in 2005 and $1.5 million for a vessel owned less than nine months in 2004. This is offset by a $2.7 million decrease relating to the sale of one vessel in each of the second and fourth quarters of 2004 and one vessel sold in the third quarter of 2005.

Depreciation and amortization

Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys and debt issuance costs, increased by $4.2 million, or 54%, to $11.9 million for the twelve months ended December 31, 2005 compared to $7.8 million for the prior period. This increase is predominantly due to changes in the fleet, as noted above.

General and administrative expenses

General and administrative expenses include all of the Company’s onshore expenses and the fees that BHM charges for administration of the Company’s vessels and shipowning companies. Management fees increased by $0.35 million, or 64%, to $0.89 million for the twelve month period ended December 31, 2005 compared to $0.55 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred.

Gain on Sale of Vessels

The Company had a gain on the sale of the vessel M/T COMMUTER of $0.8 million for the twelve month period ended December 31, 2005 compared to losses of $4.6 million on the M/T SKOWHEGAN and M/T ACOAXET during the prior twelve month period. The current market conditions were responsible for the dramatic shift in the value of MR product tankers in the course of the year.

Interest Expense and Interest Income

The $4.2 million (312%) increase in interest expense is due to the increase of $102 million in debt for the acquisition of three vessels in March 2005 and the additional drawdown of $43.1 million in the fourth quarter to finance the acquisition of two vessels. The increase in interest income of $1.2 million is due to the fact that the Company issued 3,243,243 shares of its common stock for net cash proceeds of $57 million in May 2005.

Quarter Ended December 31, 2005 (unaudited) versus December 31, 2004

Revenues

Revenues from voyage, time and bareboat charters increased $6.1 million or 37% from the fourth quarter of 2004 to that of 2005. The increase is due to the vessel acquisitions discussed above. This increase was offset by decreases in voyage charter revenue over time charter revenue, which generated greater gross revenues per charter.

Voyage Expenses

Voyage expenses decreased $1.7 million or 54% from 2004. The decrease is due to the fact that there was only one voyage during the three month period ended December 31, 2005 whereas there were twelve during this period in 2004. The ship owner is responsible for the port, canal and fuel charges of a voyage charter but is not responsible for these costs when on either a time or bareboat charter.

Vessel Operating Expenses

Vessel operating expenses increased $2.9 million or 66% for the three month period ended December 31, 2005 versus the comparable period in 2004. This increase is the result of the increase in the size and number of vessels comprising the Company’s fleet.

Depreciation and Amortization

The increase in depreciation and amortization of $1.6 million or 81% is due to the increase in the size and number of vessels comprising the Company’s fleet. The five vessels were acquired during 2005 are considerably larger than other vessels in the fleet and were acquired at prices that are significantly higher than previous acquisitions. Therefore, the increase in depreciation is higher relative to the percentage increase in the number of vessels.

General and administrative expenses

Management fees increased by $0.1 million, or 28%, to $0.3 million for the three month period ended December 31, 2005 compared to $0.2 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred. Consulting, professional and other expenses decreased $0.4 million or 49% due predominantly to a change in the consulting arrangement with JV Equities.

Interest Expense and Interest Income

The $1.5 million (334%) increase in interest expense is due to the increase of $102 million in debt for the acquisition of three vessels in March 2005 and the additional drawdown of $43.1 million in the fourth quarter to finance the acquisition of two vessels. The increase in interest income is due to the fact that the Company issued 3,243,243 shares of its common stock for net cash proceeds of $57 million in May 2005.

Loss on Sale of Vessels

The Company had a loss on the sale of the vessel M/T ACOAXET of $0.6 million for the three month period ended December 31, 2004. There were no vessel sales in the same period of 2005.

Year Ended December 31, 2004 versus December 31, 2003

Revenues

Revenues from voyage and time charters decreased $3.8 million or 6.8% from 2003. The decrease is due to the fact that there was a 17% decrease in total revenue days in 2004. This decrease was offset by a $4,914 (45%) increase in the average voyage TCE rate from $10,869 in 2003 to $15,783 in 2004 and an increase in time charter rates of $2,759 (27%) from $10,306 in 2003 to $13,066 in 2004.

The difference in revenue days of 650 is made up of 687 days lost from four vessels sold during 2003 and to the loss of 225 days due to the sale of two additional ships during 2004. This was offset by the acquisition of the OBO SACHUEST in April for an addition of 213 days, 41 fewer offhire days in 2004 than in 2003 and an additional 8 days attributable to leap year.

Voyage TCE revenue decreased $6.5 million or 30% from 2003. Revenue from time charters increased by $10.3 million or 54%. Bareboat revenue decreased by the 2003 with a total of $0.1 million. In 2003, revenue was reduced by bareboat charter losses on the Alliance Trader and other miscellaneous charges of $1.4 million.

Voyage expenses

Total voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Voyage expenses decreased $9.7 million, or 50%, to $9.7 million for the year ended December 31, 2004 compared to $19.4 million for the prior period, due to the decrease in voyage days, as noted above and the decrease in the number of vessels in the fleet. Voyage expenses decreased at a greater percentage rate than voyage revenue due to favorable market conditions which increase profit margins. For example, bunker costs as a percentage of gross voyage revenues deceased 10% from 28% to 18% and port costs as a percentage of gross voyage revenue decreased 4%.

Vessel operating expenses

The decrease in vessel operating expenses is predominantly due to the decrease in the number of vessels, as noted above. Vessel operating expenses decreased $5.3 million (16.4%) which is comprised of $3.1 million relating to a 15% net reduction in operating days, $2.0 million reduction in expenses for drydocking and by a decrease in the fleet average daily operating cost of approximately $73 per day for a total of $0.2 million.

Depreciation and amortization

Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys, decreased by $1.3 million, or 14.0%, to $7.8 million for the year ended December 31, 2004 compared to $9.0 million for the prior period.

Depreciation of vessels decreased by $1.1 million, or 17%, to $5.5 million for the year ended December 31, 2004 compared to $6.6 million for the prior period. This decrease is due to the decrease in the number of vessels in the fleet after four were sold in the second and third quarters of 2003, one was sold in May 2004 and another was sold in December 2004. This reduction was offset by depreciation of the OBO acquired in April 2004.

Amortization of special survey costs decreased by $0.2 million, or 12%, to $1.9 million for the year ended December 31, 2004 compared to $2.1 million for the prior period. This decrease is due to the fact that the vessel sold in May 2004 had significant capitalized special survey expenses which were amortized for a full year in 2003 but for only 5 months in 2004. The Company anticipates that the amortization associated with drydockings will begin to increase in 2005 due to the fact that there are two special surveys scheduled for the first quarter of the year.

General and administrative expenses

General and administrative expenses include all of the Company’s onshore expenses and the fees that BHM charges for administration of the vessels and shipowning companies. Management fees decreased by $0.3 million, or 38.5%, to $0.5 million for the year ended December 31, 2004 compared to $0.8 million for the prior period. The decrease is due to the decrease in the number of vessels from 2003 and therefore the number of months during which fees was incurred. The increase of $0.2 million in other general and administrative expense is due to an increase in charitable contributions of $0.1 million and to additional IT expenses and expenses to inspect vessels for possible acquisition totaling $0.1 million. General and administrative expenses are typically incurred prior to the acquisition of a vessel and remain for a period of time after the disposition of a vessel; therefore, during periods of changes in the average number of vessels in the fleet these daily expenses increase relative to the number of days that vessels are owned.

Loss on sale of vessels

The Company incurred a loss on sale of vessels of $4.7 million for the year ended December 31, 2004 compared to a loss of $16.2 million for the prior period. The loss in 2004 was due to the sale of two vessels, one of which was acquired at a relatively high price during 1997 when the market for such ships was at a peak. The decision to sell the first vessel was made in light of a review of commercial considerations, the expected cost to overhaul the ship and the high maintenance Pielstick engine, which had been problem prone. The second vessel sold was acquired at a much lower cost in 1999, but was fit with uncoated tanks and Alubrass coils which resulted in trading restrictions.

5.3	Capital Resources

The following discussion of capital resources of the Company and its subsidiaries are derived from and should be read in conjunction with the unaudited Consolidated Financial Statements for the year ended December 31, 2005 and 2004 presented in section 4.3 and the discussion of financial condition presented in section 5.1.

The Company requires cash to service its debt, fund the equity portion of investments in vessels, fund working capital and maintain cash reserves against fluctuations in operating cash flow. Net cash flow generated by continuing operations has historically been the main source of liquidity for the Company. Additional sources of liquidity have also included proceeds from asset sales and refinancing.

The Company’s ability to generate cash flow from operations will depend upon the Company’s future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. In the opinion of the Company the working capital is sufficient for the next 12 months of operations.

Disclosure of capitalization and indebtedness in accordance with the unaudited financial statement for 2005:

Total Current debt	$43,618,700
- Guaranteed	$34,602,000
- Secured	$34,602,000
- Unguaranteed/Unsecured	$9,016,700

Total Non-Current debt	$115,063,472
- Guaranteed	$115,063,472
- Secured	$115,063,472
- Unguaranteed/Unsecured	0

Shareholders Equity
A Share capital	$75,572
B Legal Reserve	0
C Other reserve	$122,665,542
TOTAL	$281,423,286

The Company’s fleet consists of product tankers and OBOs; thus, the Company is dependent upon the petroleum product industry, the vegetable oil, chemical industries and bulk products market as its primary sources of revenue. These industries have historically been subject to substantial fluctuation as a result of, among other things, economic conditions in general and demand for petroleum products, vegetable oil, ore, bulk, and chemicals in particular. Any material seasonal fluctuation in the industry or any material diminution in the level of activity therein could have a material adverse effect on the Company’s business and operating results. The profitability of product tankers and their asset value results from changes in the supply of and demand for such capacity. The supply of such capacity is a function of the number of new vessels being constructed and the number of older vessels that are laid-up or scrapped. The demand for product tanker capacity is influenced by global and regional economic conditions, increases and decreases in industrial production and demand for petroleum products, vegetable oils and chemicals, developments in international trade and changes in seaborne and other transportation patterns. The nature, timing and degree of change in these industry conditions are unpredictable as a result of the many factors affecting the supply of and demand for capacity. Although there can be no assurance that the Company’s business will continue to generate cash flow at or above current levels, the Company believes that the current market rates are sustainable which increases the likelihood that it will generate cash flow at levels sufficient to service its liquidity requirements in the future.

Cash at December 31, 2005, amounted to $60.8 million, an increase of $48.8 million as compared to December 31, 2004. The increase in the cash balance is attributable to net inflows from operations of $36.4 million and inflows from financing activities of $162.3 million. These inflows were offset by outflows for investing activities of $174.7 million.

The inflow for financing activities is primarily attributable to mortgage proceeds of $145.0 million to finance the acquisition of three combination carriers in the first quarter, a panamax product tanker and a combination carrier in the fourth quarter, to the issuance of common stock for net proceeds of $56.7 million and the issuance of treasury stock for $0.2 million. This was offset by the payment of mortgage principal of $24.6 million, payments for debt issuance costs of $1.3 million and investment in treasury stock of $1.3 million.

The outflow for investing activities is attributable to the purchase of four combination carriers and a panamax product tanker for $167.7 million and capital improvements of $2.1 million, a net investment in marketable securities of $0.4 million and. This was offset by proceeds from the sale of one vessel of $7.9 million.

The Company had a working capital totaling $22.1 million at December 31, 2005 as compared to a deficit of $0.7 million at December 31, 2004. This increase in working capital is due to the issuance of 3,243,243 shares of common stock in a private placement, which raised $57.0 million after issuance costs. It is important to note that it is customary for shipping companies and their lenders to exclude the current portion of long-term debt in any working capital analysis for this reason. Excluding the current portion of long-term debt, the Company had working capital of $56.7 million at December 31, 200 as compared to $10.1 million at December 31, 2004. The Company believes that its working capital is sufficient for its present requirements.

Trade accounts receivable decreased $3.2 million due predominantly to the fact that there were three voyages in progress at December 31, 2004 two of which were substantially complete and all at relatively high rates as compared to December 31, 2005, when only one voyage was in progress. In addition, the only voyage in progress at December 31, 2005 was the first voyage since the completion of one on March 21, 2005. At December 31, 2005, the Company’s largest accounts receivable balance represented 81% of total accounts receivable. At December 31, 2004, the Company’s three largest accounts receivable balances represented 82% of total accounts receivable. At December 31, 2003, the Company’s three largest accounts receivable balances amounted to 73% of the total. The allowance for doubtful accounts was $137,000 at December 31, 2004 and $108,000 at December 31, 2003 and 2002.

In 2005, revenues of $23.9 million from TTMI Sarl represented 32.3% of total revenues, revenues of $13.5 million from FR8 Singapore Pte. Ltd. represented 18.2% of total revenues and revenues of $9.8 million Swissmarine Services SA represented 13.3% of total revenues. During 2004, revenues of $8.2 million from Lexington Shipping Corp., $7.2 million from Bunge Global Markets and $5.8 million from Swissmarine Services represented 15.9%, 13.9% and 11.2%, respectively of total revenues. Revenues in 2003 included charter hire revenues of $10.4 million from Bunge Global Markets, $6.8 million from Shell International and $6.6 million from Lexington Shipping representing 18.9%, 12.3% and 11.9% of total revenues, respectively.

Vessels and capital improvements, net of accumulated depreciation, amounted to approximately $214.2 million at December 31, 2005, an increase of $151.2 million as compared with December 31, 2004. The increase is primarily attributable to the purchase of five OBOs and one Panamax product tanker for a total of $167.75 million and to the investment in capital improvements of $2.1 million. This was offset by the sale of one vessel with an aggregate net book value of $7.1 million and to depreciation of $11.6 million.

Accounts payable decreased $1.3 million and accrued liabilities decreased $0.5 million from December 31, 2004 to December 31, 2005. The decrease in accounts payable is due to the improved cash position of the Company. The decrease in accrued liabilities is due to a decrease in the.

Accrued interest represents interest payable on the Cliaship facility, the increase in which is due to the additional borrowing of $19.0 million during 2004. The outstanding mortgage payable at December 31, 2004 was $29.3 million as compared to $19.2 million at December 31, 2003.

In October 2005 the Company entered into a $138,100,000 Reducing Revolving and Term Loan Facilities Agreement which amended the agreement entered into on February 23, 2005. The amendment made available an additional $43.0 million for the purpose of acquiring the OBO ROGER M JONES and the M/T SAGAMORE.

On February 23, 2005, the Company, through a wholly owned subsidiary, entered into a $102,000,000 floating rate loan facility (the “facility”). The agreement was entered into for the purpose of acquiring three OBOs.

The facility is apportioned into two tranches, being a Senior and a Junior portion. The Senior tranche is payable in twenty-one quarterly installments as follows:

a.	Installment 1	$2,900,000
b.	Installments 2 through 5	4,463,000
c.	Installments 6 through 13	4,775,000
d.	Installments 14 through 20	4,275,000
e.	Balloon payment due September 15, 2010	21,000,000
f.	Balloon payment due December 15, 2010	10,748,000

The Junior tranche is payable in sixteen quarterly installments beginning on June 14, 2005 as follows:

a.	Installment 1 through 4	$2,000,000
b.	Installments 5 through 8	1,250,000
c.	Installments 9 through 12	1,000,000
d.	Installments 13 through 16	750,000

Interest on the Senior tranche of the facility is equal to LIBOR plus 1.0%. The Junior tranche carries interest of LIBOR plus 2.25%. Expenses associated with the loan will be capitalized and expensed over the 5 year term of the loan.

The facility contains certain restrictive covenants on the Company, which among other things, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel. The loan to vessel value clause described below has been suspended for three years, however, the Company is required to ensure that consolidated EBITDA is always at least 1.25 times consolidated fixed charges. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of $5.0 million and 6% of the aggregate indebtedness of the Company on a consolidated basis. At the end of three years, and in the event that the fair market value of the vessels acquired in March 2005 falls below 110% of the Senior tranche in years 1 through 3, 120% of the Senior tranche thereafter and 100% of the total outstanding at any time, the agreement requires mandatory prepayment.

On April 29, 2004, the Company entered into an amended and restated $36,000,000 floating rate loan facility. The amendment made available an additional $19.0 million for the purpose of acquiring the OBO SACHUEST.

The facility is apportioned into two tranches with Tranche 1 attributable to the Existing Vessel fleet and Tranche 2 attributable to the new acquisition. Tranche 1 is payable in twelve quarterly installments of $1.2 million commencing on July 29, 2004, the twelfth installment being a balloon payment in an amount necessary to repay the tranche in full. Interest on the facility is equal to LIBOR plus 2.5%. Tranche 2 is payable in twenty quarterly installments. The first eight installments of $1.5 million are followed by eleven installments of $0.6 million and a final installment of $0.4 million is due on the maturity date.

Expenses associated with the floating rate loan facility include arrangement fees of $360,000, which are capitalized and are being expensed over the five-year period of the loan.

The floating rate loan facility contains certain restrictive covenants on the Company, which among other things, require minimum collateral coverage, restrict the payment of dividends and restrict leverage, investment and capital expenditure without consent of the lender. In addition, the agreement requires mandatory prepayment in the event of the total loss or sale of a vessel and in the event that the fair market value of the vessels acquired falls below 140% of the Tranche 1 balance outstanding or the fair market value of the Sachuest falls below 110% of the Tranche 2 balance outstanding. The Company is also required to maintain liquid assets, as defined, in an amount equal to the greater of (a) $2.0 million and (b) six percent (6%) of the aggregate amount of indebtedness of the Company on a consolidated basis. At December 31, 2004 and 2003, the Company was in compliance with these covenants.

Further descriptions of the loan agreements are provided in section 9.2.1 of the document.

Since January 1994, the Company has placed part of its Hull and Machinery ("H&M") insurance with Northampton Assurance Ltd. (“NAL”), a captive insurance company owned by NHL. NAL was established to provide a convenient vehicle for the mutualization of risk and to gain access to reinsurance markets, which can be more competitive than direct insurance markets. The risk associated with this program is that to the extent premiums do not cover claims payable, the shipowners must pay additional premiums to make the captive insurance company whole.

For the policy period ending February 20, 2006, the Company placed 100% of its Hull and Machinery (“H&M”) insurance in excess of claims of $125,000 each incident with NAL up to a maximum of an average of $64,750 each incident on one vessel, up to an average of $42,500 each incident on six vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed (a) 75% of its H&M insurance in excess of between $125,000 and $220,000 each incident and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the policy period ending February 20, 2005, the Company placed 100% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of an average of $76,250 each incident on two vessels, up to an average of $47,500 each incident on seven vessels and up to an average of $55,000 each incident on one vessel. In addition, the Company placed 70% of its H&M insurance in excess of between $125,000 and $175,000 each incident with NAL, which risk NAL fully reinsured with third party carriers.

For the policy period ending February 20, 2004, the Company placed 35% of its H&M insurance in excess of claims of $125,000 each incident with NAL up to a maximum of $125,000 each incident on three vessels and up to a maximum of $50,000 each incident on four vessels. In addition, the Company placed 55% of its H&M insurance in excess of $125,000 each incident with NAL, which risk NAL fully reinsured. Further it placed 100% of its Increased Value insurance with NAL, which risk NAL also fully reinsured with third party carriers.

For the periods ending December 31, 2005, 2004 and 2003, vessel operating expenses on the Consolidated Statements of Operations include approximately $496,000, $780,000 and $357,000, respectively, of insurance premiums paid to NAL (of which $336,000, $637,000 and $207,000, respectively, was ceded to reinsurers) and approximately $194,000, $157,000 and $87,000, respectively, of brokerage commissions paid to NAL. NAL paid consulting fees of $174,000 during each of the three years ending December 31, 2005 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

Management expects that the total expense for drydock and related repair work performed during 2006 will be approximately $1.6 million for two vessels. The expenses for drydock and related repair work totaled $0.9 million for one vessel in 2005 and $1.6 million in 2004 for two vessels. The capitalized costs for scheduled classification survey and related vessel upgrades were $2.1 million in 2005 for two vessels.

Management does not believe that inflation has had any material impact on the Company's operations although certain of the Company's operating expenses (e.g., crewing, insurance and docking costs) are subject to fluctuation as a result of market forces. Inflationary pressures on bunker (fuel) costs are not expected to have a material effect on the Company's future operations since such costs are paid by the subcharterers in the case of time charters and all the vessels in the fleet are time charter through the end of 2005. In the case of voyage charters, charter rates are generally sensitive to the price of bunkers. However, a short-term fluctuation in bunker costs can impact the profitability of a voyage charter, which commenced prior to such fluctuation. Also, the Company is responsible for the bunker costs of its vessels while they are off hire.

6	Organisation, Board and management

6.1	Organisational structure

Below is an overview of the Company’s corporate structure and asset base:

6.2	Board of Directors

Pursuant to the Company's Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each. Each class is elected for a two-year term. The current terms of the Class A Directors expire on the date of the 2007 Annual Meeting of Stockholders and the current terms of the Class B directors expire on the date of the 2006 Annual Meeting of Stockholders. Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified. All directors and executive officers of the Company were first elected in June 1988 except Mr. LeFrere, who was elected as director in December 1995, Mr. Dalzell, who was appointed to his position as Treasurer and Chief Financial Officer in March 1997 and elected as Class B Director in June 1997, and Messrs. Hardy and Ditlev-Simonsen were elected directors in February 1998. Mr. Lewis was appointed director in November 2005 and will be designated as a Class B Director if elected at the 2006 Annual Meeting of Stockholders.

The non-executive members of the Board are elected by the shareholders. The amount of the annual remuneration is set out in Paragraph 10.5 below. The executive directors are employed by BHM and do not receive compensation in the capacity of being directors from the Company.

6.2.1	Members of the Board

The following provides a profile of the Company’s Board of Directors:

Michael S. Hudner (59), Chairman and Class A Director. Michael S. Hudner has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993. He is also President and a director of BHM, a director of Protrans and has a controlling ownership interest, and is President and a director of NMS. Since 1978, Mr. Hudner, in his capacity as a partner in B+H Company ("BHC"), and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all the vessels owned by the Company). Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping. Mr. Hudner is a US citizen and resides in Rhode Island, United States.

Trevor J. Williams (63), Class A Director. Mr. Williams has been principally engaged since 1985 as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry. He is a director of PROTRANS and has been for more than five years a director and Vice President of the Company and BHM. Mr. Williams is a British citizen and resides in Bermuda.

R. Anthony Dalzell (61), Class B Director. Mr. Dalzell has been affiliated with BHM since October 1995. He was appointed Treasurer and Chief Financial Officer of the Company in March 1997. Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K. based shipowner and shipmanager from March 1982 until March 1988. From April 1988 until December 1992, he was General Manager of NMS and Secretary and a Vice President of the Company. From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd. Mr. Dalzell is a British citizen and resides in the United Kingdom.

Charles L. Brock (62), Class B Director. Mr. Brock has been a member of the law firm of Brock Partners since April 1995 which firm acted as United States counsel for the Company from 1995 to 2000 and since June 2002, a member of the investment banking firm of Brock Capital Group. Mr. Brock is a US citizen and resides in East Hampton, New York, United States.

John M. LeFrere (60), Class A Director. Mr. LeFrere has been a private investor and consultant to several major corporations since March 1996. From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of equity research for the Capital Markets Division. Mr. LeFrere is President of J. V. Equities Corp., an investment banking firm and a partner in several research and investment banking firms. Mr. LeFrere is a US citizen and resides in Florida, United States.

Anthony J. Hardy (66), Class A Director. Mr. Hardy has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to shipping and industry. Prior thereto, he was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong. Mr. Hardy has devoted 40 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance. He was Chairman of the Hong Kong Shipowners Association (1970-1973). Mr. Hardy is a British citizen and resides in Hong Kong.

Per Ditlev-Simonsen (73), Class B Director. Mr. Ditlev-Simonsen is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange listed shipping company with its main interests in bulk, car and ro-ro carriers. Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling. In the years 1991-1996, he was Chairman of the Board of Christiana Bank og Kreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks. Mr. Ditlev-Simonsen, the Mayor of Oslo since 1995, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo. He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990. Mr. Ditlev-Simonsen is a Norwegian citizen and resides in Oslo, Norway.

O. Michael Lewis (56), Director1. Mr. Lewis was the Senior Partner of London law firm Peachey & Co from 1997 to 2005 having been a partner since 1979. Mr. Lewis specialised in advising international shipping groups. Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

1 Class not designated until the next annual meeting

6.3	Audit Committee

The Audit Committee was formed on the basis of the Audit Committee Charter and consists of three independent directors from the Board of the Company, Charles Brock, O. Michael Lewis and Per Ditlev-Simonsen. The current Audit Committee Charter is attached to this document as Appendix 2.

The Bylaws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board. The rules of the Amex require the Company to have an Audit Committee. The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by BHM or by any person or entity under the control of, controlled by, or under common control with, BHM.

The Audit Committee is currently charged under the bylaws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent accountants; (b) the performance by BHM of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and BHM, any officer of the Company, or affiliates of BHM or any such officer. (section 8 gives an overview of related party agreements subject to the obligations of the Audit Committee). Other than in connection with the retention of auditors and review of audit and financial control matters the Audit Committee does not have independent powers. It is believed that should the board oppose the recommendations of the Audit Committee the members of the audit committee would feel obliged to disclose such opposition.

6.4	Corporate Governance

The Company is subject to and in compliance with the Corporate Governance regulation of Amex, the primary listing exchange.

In connection with the Secondary Listing on Oslo Børs the Company has provided a statement concerning the independence of its board of directors in accordance with the Norwegian Corporate Governance Code Section 7 (Appendix 7 to the document.)

6.5	Compensation to the Board of Directors and Directors of the Audit Committee

Directors who are not officers of the Company are entitled to receive annual fees of $15,000. Members of the Audit Committee are entitled to receive annual fees of $12,000, except for the Chairman of the Audit Committee who is entitled to receive an annual fee of $24,000. Certain directors and executive officers of the Company earn compensation indirectly through entities which provide services to the Company. For further information see section 8 “Related Party Transactions”.

None of the members of the executive management or the board has entered into agreements with the Company providing for benefits upon termination of employment.

6.6	Management

The members of the executive management are appointed by the Company but are employed by BHM. Officers are appointed by the Board of Directors and serve until their successors are appointed and qualified.

6.6.1	Members of the executive management of BHO

The executive management which will manage BHO consists of the following members:

Michael S. Hudner (59), Chief Executive Officer. See description under section 6.3.1 above.

Trevor J. Williams (63), Vice President and Director of Protrans. See description under section 6.3.1 above.

R. Anthony Dalzell (61), Treasurer and Chief Financial Officer. See description under section 6.3.1 above.

6.6.2	Additional information concerning Board and Management

Name of Director/member of executive management
Names of all companies and partnerships the director/member of executive management has been a member of the administrative, management or supervisory bodies or partner at any time during the last five years, indicating if the position is continuing

Michael S. Hudner
Navinvest Marine Services (USA) Inc - Director (Continuing)
B + H Management Ltd - President (Continuing)
Council of American Bureau of Shipping - Member (Continuing)
Harbor Commission, Town of Little Compton, RI - Member (Continuing)
Pheonix House of New England - Director (Continuing)
Mystic Seaport & Museum - Trustee (Continuing)
Grow Smart, RI - Director (Continuing)
Board of Battleship Cove, Fall River, MA - Corporate Member (Continuing)
Sea Education Association - Trustee (Continuing)

Trevor J. Williams
B + H Management Ltd & Associated Companies - Director (Continuing)
Excel Maritime Carriers Ltd - Director & Member Nomination Committee (Continuing)
Consolidated Services Ltd & Associated Companies - Director (Continuing)
Clients of Consolidated Services Ltd & Associated Companies - Director (Continuing)

R. Anthony Dalzell	None
Charles L. Brock
Brock Partners LLP - Managing Member (Continuing)
Brock Capital Group LLC - Charles Brock LLC - Managing Member (Continuing)

Charles Brock LLC - Member (Continuing)
Private Trusts & Not-for-Profit Organizations - Trustee and/or Director (Continuing)

John M. LeFrere	New York Society of Securities Analysts - Senior Analyst (Continuing) Shippers Member Corp - Director (Continuing) ARI Members Corp - Director (Continuing) J V Equities Inc - Director (Continuing)
Anthony J. Hardy
Wallem Group - Partner & Director (Continuing)
Heath Lambert (Hong Kong) Ltd - Non exec. Chairman (not Continuing)
A J Hardy Ltd - Director (Continuing)
Hong Kong Maritime Museum Ltd - Chairman (Continuing)

Per Ditlev-Simonsen	Eidsiva Rederi ASA - Chairman of the Board (Continuing)
O. Michael Lewis
Peachey & Co - Senior Partner (Not Continuing)
Arunlex Ltd - Director (Not Continuing)
Finalacre Ltd - Director (Not Continuing)
Linwos Ltd - Director (Not Continuing)
Tansho Ltd - Director (Not Continuing)
Boris Karloff Charitable Foundation - Trustee (Continuing)

None of the members of the Board or the executive management has:

(a)	any convictions in relation to fraudulent offences for at least the previous five years;
(b)	in the capacity mentioned in the chart above been associated with any bankruptcies, receiverships or liquidations for at least the previous five years;
(c)
been publicly incriminated and/or sanctioned by statutory or regulatory authorities (including designated professional bodies), nor been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

6.7	Board and management ownership

The following tables show the beneficial share ownership of the Board and management (including related parties) at March 1, 2006:

Name of beneficial owner	Position in management/board	Number of Shares Beneficially Owned[1]	Percent of Common Stock
Northampton Holdings Ltd.		2,011,926	28.38%
Michael S. Hudner [2]	CEO/Chairman	3,509,183	47,83%
Fundamental Securities International Ltd.		1,258,797	17.77%
Devonport Holdings Ltd[3]		1,258,797	17.77%
B+H Management Ltd.		231,460	3.16%
R. Anthony Dalzell	CFO/Board Member	81,765	1.15%
Charles L. Brock	Board Member	0	0
John M. LeFrere	Board Member	0	0
Anthony J. Hardy	Board Member	0	0
Per Ditlev-Simonsen	Board Member	0	0
O. Michael Lewis	Board Member	0	0
Trevor J. Williams [4]	Board Member	3,509,683	47.83%
All executive officers and Directors as a group		3,583,948	48.95%

  As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the US Securities Exchange Act of 1934 (“the Exchange Act”) as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including the right to acquire such powers during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
  Comprised of shares held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”) and BHM. Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P (“95 Associates”), which is the 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner is a 40% direct shareholder, a director and President of BHM. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.
  Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.
  Comprised of shares held NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Mr. Williams is a 20% direct shareholder and a Vice President of BHM. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

6.8	Auditor

Ernst & Young, LLP, 40 Westminister Street, Providence, Rhode Island 02903, USA, was engaged as auditor for the Company’s 2005 fiscal year on January 18, 2006. PricewaterhouseCoopers LLP was the auditor for the Company’s prior fiscal years. The decision to change auditor was a business decision and the reports of PricewaterhouseCoopers LLP on the financial statements as of and for the fiscal years ended December 31, 2004 and 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

7	Sharecapital and shareholder matters

7.1	The Shares to be Secondary Listed

The Company’s Shares are registered with VPS under the International Securities Identification Number (ISIN) LR 000 AOD81P7. DnB, Verdipapirservice is, in accordance with a Registrar Agreement, the registrar for the Shares. In the United States the Shares are identified with the following CUSIP number: 055090104.

7.2	Issued share capital

At March 20, 2006 the Company’s issued and outstanding share capital is $70,899.89 comprising 7,089,986 Shares with par value $0.01. The Company has applied for Secondary Listing on Oslo Børs for the issued and outstanding Shares. In addition to the issued and outstanding shares, the Company holds 467,283 Treasury Shares with par value of $0.01. Treasury Shares are Shares held by the Company which do not carry votes at the general meetings. The issued share capital is fully paid. The American Stock Transfer and Trust Company, New York, NY, USA is the Company’s transfer agent.

At March 20, 2006 in total 1,791,130 Shares are registered in the Norwegian Central Securities Depository (“VPS”), with ISIN LR000A0D81P7. DnB NOR Bank ASA is, in accordance with a Registrar Agreement, the registrar for shares registered in the VPS.

The Company has only one class of Shares issued, but the Authorised Share Capital also comprises a class of preferred stock, see 11.3 below. All issued and outstanding Shares, excluding Treasury Shares, are vested with equal rights in all respects, and each Share carries one vote at general meetings.

In order for a shareholder registered in the VPS to be entitled to participate in a general meeting of the Company, shareholders must give notice to the registrar, being DnB NOR Bank ASA, either to give a proxy to DnB NOR Bank ASA to vote on their behalf, or request the registrar to issue a proxy to the respective shareholder in order to vote at the Company’s general meeting. The shareholder must, well before the stipulated date, request that DnB NOR Bank ASA carries out the request from the shareholder. A shareholder whose Shares are registered in the name of a nominee shall make such request to the nominee. Furthermore, the shareholders must give notice to the Company of their intent to participate in the general meeting as stipulated in the notice to the general meeting.

7.3	Authorised share capital

The Company has an authorised share capital of $500,000, divided into $300,000 comprising 30,000,000 Common Shares, and $200,000 comprising 20,000,000 serial preferred stock of par value $0.01, none of which has been designated or issued.

7.4	Treasury Shares

As of March 20, 2006, the Company holds 467,283 Shares with in Treasury. The par value of the Treasury Shares are $0.01. On December 31, 2005 the book value per share was $8.91. A portion of the Treasury Shares was acquired to satisfy the requirements of a Stock Compensation plan and a Stock Option plan as noted below. 72,370 Shares of the remainder were recently repurchased by the Company pursuant to its authorisation to repurchase up to 10% of its common Shares in the open market announced on October 17, 2005.

7.5	Stock option agreements

Effective December 31, 2000, the Company granted 600,000 ten year stock options, exercisable at $1.00 per shares, the fair market value at the date of grant, with a value of $78,000 to BHM as payment for services. Information regarding these stock options is as follows:

	Shares	Option price per share ($)
Outstanding at January 1, 2004	600,000	1.00
Granted	0
Exercised	0	1.00
Cancelled	307,000
Outstanding at December 31, 2004	293,000	1.00
Granted	0
Exercised	61,540
Outstanding at February 22, 2006	231,460	1.00

7.6	Incentive compensation plan

During 1998, the Company's Board of Directors entered into an agreement with BHM whereby up to 110,022 Shares will be issued to BHM contingent upon certain performance criteria, for distribution to individual members of management at BHM’s discretion. According to the agreement the Company will issue the Shares to BHM at such time as the specific requirements of the agreement are met. The Company issued 8,065 shares from treasury stock on January 1, 2006 bringing the total to 56,457 Shares have been issued from treasury stock being held for this purpose, and compensation cost of $151,000 will be included as management fees to related parties in 2006. The Shares under this stock compensation agreement are issued without cost to BHM. During 2005, 8,065 Shares were issued. Compensation cost for 2005 of $102,000, for 2004 of $89,000 and for 2003 of $35,000 was based on the market price of the Shares at the date of issue and was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2005, 2004 and 2003 respectively. The Company expects to issue an additional 8,065 shares on January 1, 2007.

7.7	Historical development in share capital and number of shares

The table below shows the historical development of share capital and the number of outstanding shares in the Company for the period covered by the historical financial information in this document:

Year	Change in number of Shares issued and outstanding	Nominal value per Share ($)	No. Shares following change	Total issued and outstanding share capital
2002	(97,900)	0.01	3,839,522	38,395.22
2003	(8,375)	0.01	3,831,177	38,311.77
2004	8,065	0.01	3,839,242	38,392.42
2005	3,242,678	0.01	7,081,920	70,819.20
March 20, 2006	8,065	0.01	7,089,985	70,899.85

7.8	Share price development

Since May 30, 2005, the Shares have been publicly traded on the OTC market in Oslo under the ticker BHOC. The Share price performance is shown in the graph below.

The graph below set forth price and trading volume for the shares, as reported on the OTC market, during the periods indicated. The closing price of the shares as reported on the OTC market on March 23, 2006 was NOK 125.00.

Source: The Norwegian Securities Dealers Association (Norges Fondsmeglerforbund)

7.9	Major shareholders

The table set forth in section 6.7 above shows the holdings of board and management shareholders affiliated with the board and/or management. In addition to the shareholders mentioned in section 6.7 the Company is aware that Orkla Finans (Kapitalforvaltning) ASA as the investment manager to Nordic Alpha plc beneficially owns 416,870 Shares equaling to 5.88% of the share capital, as set forth in a Schedule 13G filed with the US Securities and Exchange Commission on February 6, 2006. Other than these shareholders the Company is not aware of shareholders holding in excess of 5% of the share capital of the Company.

BHO is indirectly under the control of Michael S. Hudner and Trevor J. Williams. Jointly they control approximately 48% of the votes. Accordingly other shareholders have majority in the general meeting of shareholders if they wish to use their voting rights.

The major shareholders have the same voting rights as other holders of Shares.

7.10	Dividend policy

The Company aims to make the Shares in the Company an attractive investment and to provide its shareholders with a competitive return on investment over time, in terms of dividend and development in the share price. The amount of any dividends to be distributed will be dependent on, inter alia, the Company’s investment requirements, amount of debt and rate of growth. The Company's target is that the underlying values shall be reflected in the Share price. The Company has not paid dividends in recent years, and has no current plans to commence paying dividends.

7.11	Shareholder policy

BHO has continuously provided shareholders, Amex, OTC and the market as a whole with financial and other information. Such information currently takes the form of press releases and investor presentations. Furthermore, the Company seeks to treat all shareholders equally in line with applicable regulations.

7.12	Shareholder agreements

The Board is not aware of any shareholder agreements among its shareholders.

7.13	Bylaws and Articles of Association

The Company’s corporate affairs are governed by its articles of incorporation, as amended (the “Articles of Incorporation”), bylaws, as amended (“Bylaws”), and the Business Corporation Act of the Republic of Liberia as in effect from time to time (the “BCA”).

Under Article THREE of the Articles of Incorporation, the Company can engage in the shipping business and any other business, except banking or insurance.

Pursuant to the Articles of Incorporation, the Board of Directors is divided into two classes of at least three persons each. Each class is elected for a two-year term. The current terms of the Class A Directors expire on the date of the 2007 Annual Meeting of Stockholders and the current terms of the Class B directors expire on the date of the 2006 Annual Meeting of Stockholders.

Pursuant to the Bylaws, the Company’s Audit Committee Charter and the rules of the Amex, the Company has an Audit Committee composed of three independent directors, which is responsible for review of transactions with BHM, relations with the Company’s auditors and review of the Company’s financial controls and disclosure procedures.

The Articles of Incorporation provide that the Company is authorized to issue up to 50,000,000 shares of stock, of which 30,000,000 shares have been designated as common stock, par value $.01 per share, and 20,000,000 shares have been designated as preferred stock, par value $.01 per share. The Company’s Board of Directors may issue shares of common stock and preferred stock up to the total amount of authorized shares without obtaining the prior approval of stockholders.

7.13.1	Common Stock

Holders of the Company’s outstanding common stock have the following rights and privileges:

•	the right to one vote for each Share held of record on all matters submitted to a vote of the stockholders, including the election of directors,
•	the right to at least 15 days (and not more than 60 days) notice of all meetings of stockholders,
•	no cumulative voting rights, which means that holders of a majority of Shares outstanding can elect all of the Company’s directors,
•
the right to receive ratably dividends when, if and as may be declared by the Board of Directors out of funds legally available for such purposes, subject to the senior rights of any holders of preferred stock then outstanding (if any),

•
the right to share ratably in the net assets legally available for distribution to common stockholders after the payment of the Company’s liabilities and preferred stock liquidation preferences on the Company’s liquidation, dissolution and winding-up,

•	the right to vote on any amendment to the Management Services Agreement with BHM, and
•	no preemptive or conversion rights or other subscription rights, and no redemption privileges.

All outstanding Shares are fully paid and nonassessable.

7.13.2	Preferred Stock

The Company’s preferred stock may be issued from time to time by the Board of Directors, without further action by the Company’s stockholders, in one or more series. The Board can fix the relative designations, preferences, priorities, powers and other special rights for each series of preferred stock.

Although the Company currently has no outstanding preferred stock and no current intention to issue preferred stock, in the event of any issuance, common stockholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuances of preferred stock could:

•	dilute the voting power of common stockholders,
•	adversely affect the likelihood that common stockholders will receive dividend payments and payments on liquidation, and
•	have the effect of delaying or preventing a change in stockholder and management control.

7.13.3	Voting of Shares

Under the Bylaws, the affirmative vote of the holders of a majority of the Shares represented at a meeting at which a quorum is present is sufficient to authorize, ratify or consent to any action required by the common stockholders, except as otherwise provided by the BCA. Under the BCA, the Company’s stockholders may also take actions without holding a meeting only by unanimous written consent.

7.13.4	Antitakeover Provisions

The Articles of Incorporation and the BCA include provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board rather than pursue non-negotiated takeover attempts. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging these proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. These provisions include:

•
the division of the Board into two classes of directors with overlapping terms of two years each, which could have the effect of delaying by a year the action of a majority of holders of Shares who wish to replace all the directors, and

•	the authority of the Board to issue series of preferred stock, all as described above.

7.13.5	Disclosure of ownership

Under U.S. securities laws, persons who acquire beneficial ownership of 5% or more of the Shares are required to file a report on Schedule 13D or 13G concerning their ownership, and certain investment advisers are required to report ownership on a quarterly basis on Form 13F.

8	Related party agreements

8.1	Management Agreement with BHM

BHM is the manager of the Company and its subsidiaries under a management agreement entered into in 1988 (the “Management Agreement”). In accordance with the Management Agreement BHM is responsible for commercial, market and operational management. The Management Agreement is indefinite and may only be terminated for cause by both parties.

Mr. Hudner is a 40% direct shareholder, a director and President of BHM. Mr. Williams is a 20% direct shareholder and a vice president of BHM. The remaining 40% of BHM is indirectly controlled by Messrs Hudner and Williams through participation in a general partnership. As Mr. Hudner and Mr. Williams are considered consolidated parties in respect of ownership of BHM they are both considered as controlling 100% of the shares of BHM.

BHM employs NMS under an agency agreement to assist with certain financial reporting and administrative duties. Mr. Hudner is the controlling shareholder of NMS.

From January 1, 2006, the Company pays BHM a monthly rate of $6,251 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. These services include general, administrative and accounting services. To the extent that BHM acquires services from NMS under the agency agreement, payment to NMS are covered by the fixed fee agreed between the Company and BHM. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $797,000, $460,000 and $860,000, respectively. The total fees vary due to the change in the number of fee months resulting from changes in the number of vessels owned during each period.

As a result of BHM's possible future management of other shipowning companies and BHM's possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company. The Management Agreement provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

8.2	Commercial management provided by BHM

The Company engages BHM to provide commercial management services at a monthly rate which from January 1, 2006 is $10,179 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $1,238,000, $993,000 and $1,327,000, respectively for these services. The total fees increased in 2005 due to the increase in the number of fee months resulting from the increase in the number of vessels owned.

8.3	Technical Management Agreements with BHM

From January 1, 2006 the Company pays BHM a monthly rate of $12,824 per MR product tanker and $15,000 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the years ended December 31, 2005, 2004 and 2003, the Company paid BHM fees of approximately $2,040,000, $1,274,000 and $1,673,000, respectively for these services. The total fees increased in 2005 due to the acquisition of 5 new vessels, all of which are charged at the higher rates noted above.

8.4	Time Charters with Protrans

Company vessels are time chartered to Protrans. BHM is the manager of Protrans and has delegated certain of its duties to NMS and Product Transport Corporation (S) Pte. Ltd.

8.5	Manning Agreement with Centennial

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the years ended December 31, 2005, 2004 and 2003, the Company paid Centennial manning fees of approximately $370,000, $215,000 and $329,000, respectively.

8.6	Brokerage Commission

BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August, 2005. BHM received brokerage commissions of $194,000 in connection with the purchase of the OBO SACHUEST in April 2004. The Company also paid BHM standard industry chartering commissions of $333,000 in 2005, $302,000 in 2004 and $326,000 in 2003 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,194,000 standard industry chartering commissions in 2005.

8.7	Consultancy services from J. V. Equities, Inc

During 2005, 2004 and 2003, the Company paid fees of $60,000, $205,000 and $240,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company. In December, 2004, in a restructuring of the Company’s consulting arrangement with J.V. Equities, who terminated a consulting arrangement providing for payments of $240,000 per year, received and surrendered an option to purchase 307,000 shares of Company common stock exercisable at $1.00 per share, and received an additional fee of $644,000 as consideration for canceling the options, which was recorded as a charge to paid in capital in the Company’s Consolidated Balance Sheets at December 31, 2004. J. V. Equities will receive additional payments aggregating $1,396,000 consisting of $5,000 per month payable in 2005, and $41,750 per month from January 2006 through August 2008.

8.8	Consultancy services from Dean Investments

During 2005, 2004 and 2003, the Company paid fees of $49,334, $27,000 and $58,000, respectively, to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

8.9	Stock compensation

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 Shares would be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the Shares to BHM at such time as the specific requirements of the agreement are met. During 2005, an additional 8,065 shares, bringing the total to 48,391 shares, have been issued from Treasury Shares being held for this purpose. Compensation cost of $102,000, $89,000 and $35,000 based on the market price of the Shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2005, 2004 and 2003 respectively.

The Company issued 8,065 Shares from Treasury Shares under this agreement on January 1, 2006 and expects to issue 8,065 Shares from Treasury Shares being held for this purpose on January 1, 2007, and no more Shares will be issued under the agreement after such date.

8.10	Stock option agreement with BHM

Effective December 31, 2000, the Company granted stock options exercisable to purchase 600,000 Shares, with a value of $78,000 to BHM as payment for services. The exercise price, $1.00 per Share, was the fair market value at the date of grant, and the options are exercisable over a ten-year period. As at March 23, 2006, 231,460 additional Shares may be issued according to these stock options.

8.11	Insurance - Northampton Assurance Ltd (“NAL”)

The Company has entered into insurance agreements in respect of Hull & Machinery and increased value insurance with NAL an affiliate of Mr. Hudner’s, for the last three years. NAL has during the same period paid consulting fees to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

8.12	Arms-length principles

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties, and hence that the principle of arms-length commercial terms applies in all respects.

9	Legal issues

9.1	Disputes

Neither BHO nor any other entity in the BHO Group are, at present, involved in any dispute which may have a material adverse effect on its financial position.

9.2	Material contracts

The relevant contracts in respect of the Company’s activities are described in section 8 “Related party agreements”.

9.2.1	Loan Agreements with Nordea

The Company’s activities are financed through two long term loan facility agreements with Nordea Bank Norge ASA (“Nordea”). The first (the “Cliaship Loan”) was dated April 29, 2004 and was amended in August 2005. The second (the “OBO Loan”) was dated February 23, 2005 and was replaced by a Reducing Revolving and Term Loan Facility on October 18, 2005 (the “Amended OBO Loan”).

The Cliaship Loan was entered into by Cliaship Holdings Ltd (a subsidiary of the Company), providing for a $36,000,000 secured term loan facility with Nordea as arranger and administrative/security agent and the banks, financial institutions and persons listed in schedule 1 of the loan agreement as lenders. The purpose of the Cliaship Loan was to refinance an earlier loan agreement and finance the purchase of M/V “Sachuest”. The Cliaship Loan was divided into two tranches - one of $19,000,000 and another of $17,000,000, which are repayable in 12 and 20 quarterly installments respectively. The interest rate under the Cliaship Loan (as amended) is LIBOR + 1.25 % p.a.

The Cliaship Loan (as amended) contains extensive covenants and representations and warranties applicable to Cliaship Holdings Ltd and each of its shipowning subsidiaries, as well as the Company as guarantor. Inter alia, Cliaship Holdings Ltd and each of its shipowning subsidiaries may not, without the prior written consent of Nordea, enter into any charter or vessel pool arrangement with a duration of more than 12 months, or any transactions with any affiliate.

The OBO Loan, a secured term loan facility amounting to $102,000,000 was entered into by OBO Holdings Ltd. (a subsidiary of the Company) and its subsidiaries BHOBO One Ltd., BHOBO Two Ltd. BHOBO Three Ltd. (the “Borrowers”) with the banks, financial institutions and persons listed in schedule 1 of the loan agreement as lenders and Nordea as arranger and administrative/security agent and Nordea Bank Finland plc as swap bank, Nordea as agent and Nordea as mandated lead arranger. The Company counter-signed the agreement as guarantor. The purpose of the loan was to finance in part the purchase of the vessels MV “Bonnie Smithwick”, MV “Rip Hudner”, and MV “Searose G”.

The OBO Loan was divided into a $82,000,000 senior tranche and a $20,000,000 junior tranche. The senior tranche was repayable in 20 quarterly installments, each in the amount of $2,900,000 and a balloon payment of $24,000,000 payable together with the final installment. The junior tranche was repayable in 16 quarterly gradually decreasing installments, the first being $2,000,000 and the last $750,000.

On October 18, 2005, the Company agreed to refinance the OBO Loan and replace it with the amended OBO Loan, amounting to $138,100,000. An amount of $95,100,000 was drawn down on October 21, 2005 and applied toward the refinancing of the OBO Loan and the balance of funds was drawn down on November 16, 2005 and applied toward the financing in part of the Company’s acquisition of M/V “Roger M Jones” ($25,000,000) and M/T “Sagamore” ($18,000,000). The final maturity date of the new term loan facility is December 15, 2010.

The borrowers under the Amended OBO Loan are the same as those under the OBO Loan except that RMJ OBO Shipping Ltd (owner of “Roger M. Jones”) and Sagamore Shipping Ltd (owner of “Sagamore”) have been added. The Amended OBO Loan is divided into two facilities:

Facility A ($122,100,000) is repayable in 21 quarterly installments, the first in the amount of $2,900,000, followed by four in the amount of $4,463,000, followed by eight in the amount of $4,775,000, followed by seven in the amount of $4,275,000 and one final installment in the amount of $1,375,000. In addition a balloon payment of $21,100,000 is due on 15 September 2010 and another of $10,748,000 is due on December 15, 2010.

Facility B of the loan agreement dated October 18, 2005 is repayable in 14 quarterly installments, the first two in the amount of $2,000,000, followed by four in the amount of $1,250,000, followed by four in the amount of $1,000,000 and finally four in the amount of $750,000.

The interest rate for the senior tranche of the OBO Loan was LIBOR + 1.25%. The interest rate for the junior tranche of the OBO Loan was LIBOR + 2.25% the first year, +2.50% the second year and +3.00% in year three and thereafter. The interest rate for Facility A of the Amended OBO Loan is LIBOR +1% p.a. and the interest rate for Facility B of the Amended OBO Loan is LIBOR + 2.25% p.a.

The OBO Loan contained extensive covenants and representations and warranties applicable to Borrowers and to the Company as guarantor. Inter alia, the Borrowers were required to procure that the Company at all times is controlled by Mr. Michael S. Hudner. Nordea has confirmed to the Company that the current direct and indirect control of approximately 48% of the Shares by Michael S. Hudner is considered to be in compliance with the conditions of the loan agreement. Furthermore Nordea Bank Norge ASA has confirmed to the Company that a future reduced ownership to 42% would also be considered to be in compliance. Further, Borrowers shall not, without the prior written consent of Nordea, enter into any agreement related to chartering and operation of any of the vessels exceeding 12 months or any pooling arrangements related to the earnings of the vessels.

Borrowers must also procure that the Company shall at all times during the loan period maintain a minimum value adjusted equity ratio of minimum 30% and procure that the Company at all times maintains a minimum value adjusted equity of $30,000,000. Further, Borrowers shall procure that the Company at all times ensures that its current assets exceed its current liabilities and of which an amount of the higher of 6% of the long-term debt and $5,000,000 is denominated in cash or money market investments.

The covenants in the Amended OBO Loan are largely the same as those in the OBO Loan. However, the main changes are (i) distributions (dividends) from the Guarantor and /or the Borrower and investments will not require the consent of the Agent provided Borrowers and the Guarantor are in compliance with the provisions of the facility documents and (ii) the loan/value covenant in the OBO Loan is suspended for three years and replaced by a consolidated EBITDA/fixed charges covenant under which consolidated EBITDA must be at least 1.25 times consolidated fixed charges.

The Company also refers to the information given through the Oslo Børs information system on October 18 and November 18, 2005 in this respect.

10	Definitions and glossary of terms

10.1	Definitions

Amex:	The American Stock Exchange, the primary market for the Company’s shares.
BHO Group:	B+H Ocean Carriers Ltd. and its subsidiaries.
BHM:	B+H Management Ltd., manager of the Company.
Board or Board of Directors:	The Board of Directors of B+H Ocean Carriers Ltd.
BHO Ocean Carriers:
B+H Ocean Carriers Ltd., a public limited liability company incorporated in Liberia on April 28, 1988 with Reg. No. C 51934 and with registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Company:	B+H Ocean Carriers Ltd., with or without subsidiaries as the case may be.
Money Laundering Act:	The Money Laundering Act of June 20, 2003 no. 41 (In Norwegian: “Hvitvaskingsloven”)
NOK:	Norwegian Kroner, the lawful currency of the Kingdom of Norway.
Norwegian Securities Trading Act:	The Securities Trading Act of June 19, 1997 no 79 (In Norwegian: “Verdipapirhandelloven”).
NMS:	Navinvest Marine Services (USA) Inc., agent of BHM, assisting with certain financial reporting and administrative duties.
Oslo Børs:	Oslo Børs ASA (translated Oslo Stock Exchange).
OTC:	The Norwegian “Over the Counter Market”, where trading of the Shares currently takes place.
Protrans:	Product Transportation Corporation Ltd., a Bermudan corporation wholly owned by the Company.
Shares:	Issued and outstanding Shares of common stock, par value $0.01 per share in B+H Ocean Carriers Ltd. excluding the Treasury Shares (see below for definition).
SMB-List:	The list for Small and Medium Sized Enterprises on Oslo Børs.
Stock Exchange Regulations:	Regulation of January 17, 1994 No. 30 as amended

Treasury Shares:
Treasury Shares are shares held directly by the Company. These shares do not carry any votes or have the right to any potential dividends in the Company. The treasury shares are included in the Company’s issued share capital, but are not outstanding.

$:	United States Dollar, the lawful currency of the United States of America.
VPS:	The Norwegian Central Securities Depository (“Verdipapirsentralen”).
VPS account:	An account with VPS for the registration of holdings of securities.

10.2	Glossary

Bare Boat Charter:	Charter, under which the charterer is responsible for provision of marine crew, technical and operational management of the vessel.
Cbft	Cubic Feet.
Cbm	Cubic meters.
Combination Carrier	An OBO, see definition above. Ships built to be able to alternate between performing voyages with either oil- or dry bulk cargoes.
DWT or deadweight tonnes
The cargo carrying capacity of a vessel, in metric tonnes, plus the weight of bunkers, stores, fresh water etc. This is the main standard unit of measurement by which vessels are known within the industry.

IMO	International Maritime Organization.
MR or Medium Range Product Tanker	Vessel of about 35-50,000 DWT.
Mt	Metric tonnes.
OBO or Ore-Bulk-Oil carrier	Vessel capable of carrying different types of cargo, including oil, bulk and ore, which mean that the vessel is designed for cargoes of these and other bulk products.
OPA 90	United States Oil Pollution Act of 1990.
Panamax Product Tanker	A size of vessel around 60-70,000 Mt DWT, whose dimensions are the biggest able to transit the Panama Canal (especially a maximum beam of 32.24m).
T/C or Time Charter:	Charter, under which the owner is responsible for provision of marine crew, technical and operational management of the vessel.

Appendix 1: B+H Ocean Carriers Ltd. Bylaws -

Incorporated by reference to Exhibit 3.2 to the Registration Statement, Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995 and Exhibit 1.2(iii) to the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 1998.

Appendix 2: Audit Committee Charter

B+H OCEAN CARRIERS LTD.
AUDIT COMMITTEE CHARTER

PURPOSE

The purposes of the Audit Committee are:

(1) to oversee the accounting and financial reporting policies and practices and the internal  controls of the Company;

(2) to oversee the quality and objectivity of financial statements and the independent audit thereof; and

(3) to act as a liaison between the independent auditors and the full Board of Directors.

COMPOSITION

The Audit Committee shall consist of at least three members and shall be composed of directors who meet the independence requirements of the American Stock Exchange, Nasdaq and the Sarbanes-Oxley Act of 2002. Each member of the Audit Committee shall be financially literate and at least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities, as each such qualification is determined by the Board of Directors in its business judgment. In addition, to the extent practicable, at least one member of the Audit Committee shall be a “financial expert” as such term is defined by the Securities and Exchange Commission.

RESPONSIBILITIES

A. The function of the Audit Committee is oversight. Management's responsibility is to maintain appropriate systems for accounting and internal control; and the auditors' responsibility is to plan and carry out a proper audit. Although the auditors are ultimately accountable to the Audit Committee and the Board of Directors, the Audit Committee is vested with the following powers and responsibilities:

  (1) to evaluate the performance of the independent auditors and recommend the selection, retention, or termination of auditors;

(2) to ensure that the auditors submit a formal written statement delineating all relationships between the auditors and the Company, consistent with Independence Standards Board Standard 1, such written statement to be submitted to the Audit Committee on a periodic basis;

(3) to evaluate the independence of the auditors; to receive the auditors' specific representation as  to their independence, to otherwise engage in a dialogue with the auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors; and to make recommendations to the Board of Directors based on such evaluations;

(4) to meet with the independent auditors, including private meetings, as necessary:

(a) to review the arrangements for and scope of the annual audit and any special audits;

(b) to discuss any matters of concern relating to the financial statements, including any adjustments to such statements recommended by the auditors;

(c) to consider the auditors' comments with respect to the financial policies, procedures and internal accounting controls of the Company and management's responses thereto;

(d) to discuss with the auditors the matters required to be discussed by Statement on Accounting Standards No. 61 as modified or supplemented; and

(e) to review the form of opinion the auditors propose to render to the Board of Directors and stockholders.

(5) to review with management and the independent auditors the annual audited financial statements of the Company to be filed in the Form 20-F prior to its filing;

(6) to consider the effect upon the Company of any changes in accounting principles or practices proposed by management or the auditors;

(7) to determine appropriate funding for (a) compensation to the auditors for audit and non-audit services, (b) compensation to any advisors employed by the Audit Committee, and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties;

(8) to establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

(9) to report its activities to the full Board of Directors on a regular basis and to make such recommendations with respect to the above matters and other matters as the Audit Committee may deem necessary or appropriate, including the preparation of the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

B. The Audit Committee shall meet on a regular basis and is empowered to hold special meetings as circumstances require.

C. The Audit Committee shall meet regularly on a private basis with the internal auditors and accountants of the Company.

D. The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel, experts, consultants or other advisors at the expense of  the Company.

E. All permissible non-audit related services provided by the Company’s independent auditor must be pre-approved by the Audit Committee. Pre-approval may be provided for up to one year and any pre- approval must be detailed as to the particular service or category of services and, generally, must be  subject to a specific fee. The Audit Committee may delegate to a Committee member or members the authority to pre-approve certain permissible non-audit services. Any decisions by the member or members under this delegated authority will be reported at the next meeting of the Audit Committee.

F. The Audit Committee shall review this Charter at least annually and recommend any changes to the full Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors.

Appendix 3: Audited Financial Statements 2004

Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2004.

Appendix 4: Audited Financial Statements 2003

Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2003.

Appendix 5: Audited Financial Statements 2002

Incorporated by reference to the Company’s Form 20-F for the year ended December 31, 2002.

Appendix 6: Unaudited Financial Statements per June 30, 2005

Incorporated by reference to the Company’s Form 6-K dated July 13, 2005.